UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2021
Commission file number 1-12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building,
69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2021

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Revenues (note 3)	320,353	396,517	1,004,914	1,453,376
Voyage expenses	(85,556)	(61,736)	(239,909)	(250,196)
Vessel operating expenses	(122,357)	(153,764)	(381,361)	(454,853)
Time-charter hire expenses (note 5)	(8,535)	(18,796)	(27,661)	(63,566)
Depreciation and amortization	(58,839)	(64,352)	(176,669)	(200,205)
General and administrative expenses	(25,384)	(18,073)	(70,671)	(60,018)
(Write-down) and gain (loss) on sale of assets (note 13)	(697)	(66,273)	(88,098)	(171,548)
Asset retirement obligation extinguishment gain (note 7)	—	—	32,950	—
Gain on commencement of sales-type lease (note 3)	—	—	—	44,943
Restructuring charges (note 15)	—	(2,139)	(303)	(9,149)
Income from vessel operations	18,985	11,384	53,192	288,784
Interest expense	(47,268)	(53,175)	(144,901)	(174,940)
Interest income	1,355	1,754	4,736	6,871
Realized and unrealized (losses) gains on non-designated derivative instruments (note 10)	(181)	(1,471)	3,751	(32,404)
Equity income (note 14 and 6b)	38,365	24,392	103,633	62,048
Foreign exchange gain (loss) (notes 9 and 10)	534	(5,943)	2,844	(8,219)
Other loss (note 7)	(800)	(14,627)	(9,954)	(15,707)
Income (loss) before income taxes	10,990	(37,686)	13,301	126,433
Income tax (expense) recovery (note 12)	(1,410)	(3,702)	179	9,681
Net income (loss)	9,580	(41,388)	13,480	136,114
Net (income) loss attributable to non-controlling interests	(12,493)	5,981	11,714	(199,603)
Net (loss) income attributable to the shareholders of Teekay Corporation	(2,913)	(35,407)	25,194	(63,489)
Per common share of Teekay Corporation (note 18)
• Basic income (loss) attributable to shareholders of Teekay Corporation	(0.03)	(0.35)	0.25	(0.63)
• Diluted income (loss) attributable to shareholders of Teekay Corporation	(0.03)	(0.35)	0.25	(0.63)
Weighted average number of common shares outstanding (note 18)
• Basic	102,307,273	101,107,371	102,090,921	101,034,362
• Diluted	102,307,273	101,107,371	102,648,974	101,034,362

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Net income (loss)	9,580	(41,388)	13,480	136,114
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments	2,942	(959)	24,000	(69,593)
Pension adjustments, net of taxes	(120)	(19)	(390)	(53)
Amounts reclassified from accumulated other comprehensive income (loss) relating to:
Realized loss on qualifying cash flow hedging instruments
To interest expense (note 10)	840	835	2,480	1,469
To equity income	5,096	4,655	15,174	10,586
Other comprehensive income (loss)	8,758	4,512	41,264	(57,591)
Comprehensive income (loss)	18,338	(36,876)	54,744	78,523
Comprehensive (income) loss attributable to non-controlling interests	(17,742)	3,293	(12,932)	(160,770)
Comprehensive (loss) income attributable to shareholders of Teekay Corporation	596	(33,583)	41,812	(82,247)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at September 30, 2021	As at December 31, 2020
	$	$
ASSETS
Current
Cash and cash equivalents (notes 9 and 19)	235,973	348,785
Restricted cash – current (note 19)	11,323	11,144
Accounts receivable, including non-trade of $11,743 (2020 – $7,931)	84,363	150,997
Accrued revenue	39,239	50,952
Prepaid expenses	79,389	63,521
Current portion of net investments in direct financing and sales-type leases, net (notes 3 and 6b)	29,206	14,826
Assets held for sale (note 13)	13,756	32,974
Other current assets	23,056	16,772
Total current assets	516,305	689,971
Restricted cash – non-current (note 19)	40,328	45,961
Vessels and equipment (note 9)
At cost, less accumulated depreciation of $1,091,138 (2020 – $1,161,658) (note 13)	2,267,704	2,325,097
Vessels related to finance leases, at cost, less accumulated amortization of $283,024 (2020 – $281,786) (note 5)	1,972,281	2,105,372
Operating lease right-of-use assets (note 5)	20,672	52,961
Total vessels and equipment	4,260,657	4,483,430
Net investment in direct financing and sales-type leases, net – non-current (notes 3 and 6b)	484,507	513,815
Investment in and loans, net to equity-accounted investments (notes 6b, 11a and 14)	1,169,502	1,075,653
Goodwill, intangibles and other non-current assets	130,990	137,082
Total assets	6,602,289	6,945,912
LIABILITIES AND EQUITY
Current
Accounts payable	75,741	124,066
Accrued liabilities and other (note 7)	232,519	332,086
Short-term debt (note 8)	20,000	10,000
Current portion of long-term debt (note 9)	384,771	261,366
Current obligations related to finance leases (note 5)	93,442	150,408
Current portion of operating lease liabilities (note 5)	16,735	25,108
Total current liabilities	823,208	903,034
Long-term debt (note 9)	1,728,408	1,793,741
Long-term obligations related to finance leases (note 5)	1,427,418	1,550,557
Long-term operating lease liabilities (note 5)	3,937	29,182
Other long-term liabilities (note 7)	159,292	198,107
Total liabilities	4,142,263	4,474,621
Commitments and contingencies (notes 5, 8, 9, 10 and 11)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 101,571,806 shares outstanding and issued (2020 – 101,108,886) (note 17)	1,053,059	1,057,319
Accumulated deficit	(501,822)	(527,028)
Non-controlling interest	1,941,036	1,989,883
Accumulated other comprehensive loss (note 16)	(32,247)	(48,883)
Total equity	2,460,026	2,471,291
Total liabilities and equity	6,602,289	6,945,912
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2021	2020
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	13,480	136,114
Non-cash and non-operating items:
Depreciation and amortization	176,669	200,205
Unrealized (gain) loss on derivative instruments (note 10)	(34,608)	22,373
Write-down and (gain) loss on sale of assets (note 13)	88,098	171,548
Asset retirement obligation extinguishment gain (note 7)	(32,950)	—
Gain on commencement of sales-type lease (note 3)	—	(44,943)
Equity income, net of dividends received $39,089 (2020 - $32,297)	(64,544)	(29,751)
Foreign currency exchange loss and other	9,647	33,747
Change in operating assets and liabilities:
Receipts from direct financing and sales-type leases	11,108	337,363
Change in other operating assets and liabilities	(87,030)	92,310
Asset retirement obligation expenditures	(1,419)	(15,207)
Expenditures for dry docking	(34,131)	(9,623)
Net operating cash flow	44,320	894,136
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	491,227	1,109,267
Prepayments of long-term debt	(251,543)	(1,639,223)
Scheduled repayments of long-term debt	(182,837)	(267,953)
Proceeds from short-term debt	35,000	235,000
Prepayment of short-term debt	(25,000)	(265,000)
Proceeds from financing related to sales and leaseback of vessels	72,065	—
Prepayment of obligations related to finance leases	(185,514)	—
Repayments of obligations related to finance leases	(66,661)	(71,135)
Repurchase of Teekay LNG common units	—	(15,635)
Distributions paid from subsidiaries to non-controlling interests	(64,281)	(58,081)
Other financing activities	(1,041)	(798)
Net financing cash flow	(178,585)	(973,558)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(40,506)	(18,468)
Proceeds from sale of vessels and equipment (note 13)	44,675	60,915
Proceeds from the sale of assets, net of cash sold (note 13)	—	24,977
Proceeds from repayments of advances to equity-accounted joint ventures	11,830	4,650
Other investing activities	—	(6,430)
Net investing cash flow	15,999	65,644
(Decrease) in cash, cash equivalents, restricted cash and cash held for sale	(118,266)	(13,778)
Cash, cash equivalents, restricted cash and cash held for sale, beginning of the period	405,890	456,325
Cash, cash equivalents and restricted cash, end of the period	287,624	442,547
Supplemental cash flow information (note 19)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2020	101,109	1,057,319	(527,028)	(48,883)	1,989,883	2,471,291
Net income	—	—	29,951	—	31,553	61,504
Other comprehensive income	—	—	—	17,860	25,806	43,666
Dividends declared:
Other dividends	—	—	—	—	(19,174)	(19,174)
Employee stock compensation and other	177	939	—	—	—	939
Change in accounting policy (note 2)	—	(6,334)	—	—	—	(6,334)
Changes to non-controlling interest from equity contributions and other	—	—	(20)	4	693	677
Balance as at March 31, 2021	101,286	1,051,924	(497,097)	(31,019)	2,028,761	2,552,569
Net loss	—	—	(1,844)	—	(55,760)	(57,604)
Other comprehensive loss	—	—	—	(4,751)	(6,409)	(11,160)
Dividends declared:
Other dividends	—	—	—	—	(23,759)	(23,759)
Employee stock compensation and other	144	976	—	—	—	976
Changes to non-controlling interest from equity contributions and other	—	—	144	6	1,202	1,352
Balance as at June 30, 2021	101,430	1,052,900	(498,797)	(35,764)	1,944,035	2,462,374
Net (loss) income	—	—	(2,913)	—	12,493	9,580
Other comprehensive income	—	—	—	3,509	5,249	8,758
Dividends declared:
Other dividends	—	—	—	—	(21,348)	(21,348)
Employee stock compensation	142	159	—	—	—	159
Changes to non-controlling interest from equity contributions and other	—	—	(112)	8	607	503
Balance as at September 30, 2021	101,572	1,053,059	(501,822)	(32,247)	1,941,036	2,460,026

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2019	100,784	1,052,284	(546,684)	(23,737)	2,089,730	2,571,593
Net (loss) income	—	—	(49,805)	—	101,807	52,002
Other comprehensive loss	—	—	—	(17,624)	(36,287)	(53,911)
Dividends declared:
Other dividends	—	—	—	—	(16,353)	(16,353)
Employee stock compensation and other	324	1,238	—	—	—	1,238
Change in accounting policy (note 2)	—	—	(17,216)	—	(36,084)	(53,300)
Changes to non-controlling interest from equity contributions and other	—	—	2,912	(321)	(17,196)	(14,605)
Balance as at March 31, 2020	101,108	1,053,522	(610,793)	(41,682)	2,085,617	2,486,664
Net income	—	—	21,723	—	103,777	125,500
Other comprehensive loss	—	—	—	(2,958)	(5,234)	(8,192)
Dividends declared:
Other dividends	—	—	—	—	(19,166)	(19,166)
Employee stock compensation and other	(1)	1,368	—	—	—	1,368
Changes to non-controlling interest from equity contributions and other	—	—	116,818	(9,030)	(106,721)	1,067
Balance as at June 30, 2020	101,107	1,054,890	(472,252)	(53,670)	2,058,273	2,587,241
Net loss	—	—	(35,407)	—	(5,981)	(41,388)
Other comprehensive loss	—	—	—	1,824	2,688	4,512
Dividends declared:
Other dividends	—	—	—	—	(22,562)	(22,562)
Employee stock compensation and other	2	1,223	—	—	—	1,223
Changes to non-controlling interest from equity contributions and other	—	—	197	13	694	904
Balance as at September 30, 2020	101,109	1,056,113	(507,462)	(51,833)	2,033,112	2,529,930
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which Teekay is the primary beneficiary (collectively, the Company).
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited interim consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 1, 2021. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and nine months ended September 30, 2021, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the Company's business, results of operations and financial condition in the future. COVID-19 has resulted and may continue to result in a significant decline in global demand for oil. As the Company's business includes the transportation of crude oil and refined petroleum products on behalf of customers, any significant decrease in demand for the cargo the Company transports could adversely affect demand for the Company's vessels and services. Spot tanker rates have come under pressure since mid-May 2020 as a result of record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet. COVID-19 has also been a contributing factor to the decline in short-term tanker charter rates and the increase in certain crewing-related costs, which has had an impact on the Company's cash flows. COVID-19 was a contributing factor to the write-down of certain tankers of Teekay Tankers during the nine months ended September 30, 2021, and was also a contributing factor to the write-down of six of Teekay LNG's multi-gas vessels and one floating production storage and offloading (or FPSO) unit of Teekay Parent (as defined in Note 4) during the nine months ended September 30, 2020 (see Note 13) .
2. Recent Accounting Pronouncements
In December 2019, the FASB issued Accounting Standards Update (or ASU) 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted, including adoption in any interim period. The adoption did not have an impact on the Company's consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This update provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This update applies only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued. This update is effective through December 31, 2022. The Company is currently evaluating the effect of adopting this new guidance.

In August 2020, the FASB issued ASU 2020-06 - Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (or ASU 2020-06). This update simplified the accounting for convertible debt instruments and convertible preferred stock by reducing the number of accounting models and the number of embedded conversion features that could be recognized separately from the primary contract. This update also enhanced transparency and improved disclosures for convertible instruments and earnings per share guidance. This update is mandatory beginning January 1, 2022; however, the Company early adopted this update effective January 1, 2021 using the modified retrospective method of transition. The adoption of ASU 2020-06 has impacted the accounting for the Company’s Convertible Senior Notes due January 15, 2023 (or the Convertible Notes) whereby the existing debt and equity components have been recombined into a single component accounted for as a single liability, at its amortized cost. On adoption, the Company increased the carrying value of long-term debt by $6.3 million and decreased common stock and additional paid-in capital by $6.3 million. Adoption of ASU 2020-06 also decreased the Company's interest expense by $0.8 million and $2.3 million for the three and nine months ended September 30, 2021. In addition, the adoption of ASU 2020-06 resulted in the Company

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
having to change from the use of the treasury stock method to the if-converted method to determine the dilutive impact of the Convertible Notes when calculating diluted earnings per share attributable to shareholders of Teekay Corporation. For the three and nine months ended September 30, 2021, had the Convertible Notes been dilutive, the change to the if-converted method would have increased the Company's diluted income attributable to shareholders of Teekay Corporation by $1.6 million and $4.8 million, respectively, increased the denominator of the diluted earnings per share calculation by 9,588,378 shares for both periods, and increased the diluted earnings per share attributable to shareholders of Teekay Corporation by $0.02 and $0.05, respectively (see Note 18).

In July 2021, the FASB issued ASU 2021-05 - Leases (Topic 842) Lessors—Certain Leases with Variable Lease Payments (or ASU 2021-05). Pursuant to ASU 2021-05, lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if, without reference to ASU 2012-05, the lease would have been classified as a sales-type lease or a direct financing lease and a day-one loss would have been recognized. The Company expects to adopt ASU 2021-05 on January 1, 2022, although earlier application is permitted. This ASU can be adopted either (1) retrospectively to leases that commenced or were modified on or after January 1, 2019 or (2) prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The Company is currently evaluating the effect of adopting this new guidance.

3. Revenues
The Company’s primary source of revenue is chartering its vessels and offshore units to its customers. The Company utilizes four primary forms of contracts, consisting of time-charter contracts, voyage charter contracts, bareboat charter contracts and contracts for FPSO units. The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investments as well as by providing corporate management services to such third-party entities. For a description of these contracts, see "Item 18 – Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

Revenue Table
The following tables contain the Company’s revenue for the three and nine months ended September 30, 2021 and 2020, by contract type, by segment and by business lines within segments.

	Three Months Ended September 30, 2021
	Teekay LNG Liquefied Gas Carriers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Total

	$	$	$	$	$
Time charters	134,450	6,097	—	—	140,547
Voyage charters	9,739	107,079	—	—	116,818
FPSO contracts	—	—	12,030	—	12,030
Management fees and other	2,388	2,714	—	45,856	50,958
	146,577	115,890	12,030	45,856	320,353

	Three Months Ended September 30, 2020
	Teekay LNG Liquefied Gas Carriers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Total

	$	$	$	$	$
Time charters	136,203	42,180	—	3,947	182,330
Voyage charters	9,982	125,819	—	—	135,801
FPSO contracts	—	—	16,245	—	16,245
Management fees and other	2,750	2,241	—	57,150	62,141
	148,935	170,240	16,245	61,097	396,517

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Nine Months Ended September 30, 2021
	Teekay LNG Liquefied Gas Carriers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Total

	$	$	$	$	$
Time charters	411,682	41,447	—	2,255	455,384
Voyage charters	29,324	333,278	—	—	362,602
FPSO contracts	—	—	35,137	—	35,137
Management fees and other	7,142	7,334	—	137,315	151,791
	448,148	382,059	35,137	139,570	1,004,914

	Nine Months Ended September 30, 2020
	Teekay LNG Liquefied Gas Carriers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Total

	$	$	$	$	$
Time charters	402,509	92,733	—	13,000	508,242
Voyage charters	27,682	651,223	—	—	678,905
FPSO contracts	—	—	90,965	—	90,965
Management fees and other	6,836	14,676	—	153,752	175,264
	437,027	758,632	90,965	166,752	1,453,376

The following table contains the Company's total revenue for the three and nine months ended September 30, 2021 and 2020, by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	241,904	305,321	772,648	1,181,911
Interest income on lease receivables	12,348	12,952	37,170	38,495
Variable lease payments – cost reimbursements (1)	9,155	10,730	26,477	37,578
Variable lease payments – other (2)	—	—	—	5,218
	263,407	329,003	836,295	1,263,202
Non-lease revenue
Non-lease revenue – related to sales-type or direct financing leases	5,988	5,373	16,828	14,910
Management fees and other income	50,958	62,141	151,791	175,264
	56,946	67,514	168,619	190,174
Total	320,353	396,517	1,004,914	1,453,376
(1)Reimbursement for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer.
(2)Compensation from time-charter contracts based on spot market rates in excess of a base daily hire amount, production tariffs based on the volume of oil produced, the price of oil and other monthly or annual operational performance measures.
Operating Leases

As at September 30, 2021, the minimum scheduled future rentals to be received by the Company in each of the next five years for time charters, bareboat charters and FPSO contracts that were accounted for as operating leases were approximately $142.2 million (remainder of 2021), $432.4 million (2022), $309.9 million (2023), $252.9 million (2024) and $197.4 million (2025).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after September 30, 2021, revenue from unexercised option periods of contracts that existed on September 30, 2021, revenue from vessels in the Company’s equity-accounted investments, or variable or contingent revenues accounted for under Accounting Standards Codification (or ASC) 842 Leases. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance and do not reflect the impact of revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. The amounts may vary given unscheduled future events such as vessel maintenance.

Net Investment in Direct Financing Leases and Sales-Type Leases

On March 27, 2020, the Company entered into a bareboat charter with Britoil Limited (or BP), a subsidiary of BP p.l.c., for the Petrojarl Foinaven FPSO for a period up to December 2030. BP may cancel the charter on six-months' notice. Under the terms of this charter, Teekay received a cash payment of approximately $67 million in April 2020 and will receive a nominal per day rate over the life of the contract and a fixed lump sum payment at the end of the contract period. The charter was classified and accounted for as a sales-type lease. Consequently, as at March 31, 2020, the Company recognized a net investment in sales-type lease of $81.9 million and an asset retirement obligation of $6.1 million, derecognized the carrying value of the Petrojarl Foinaven FPSO and related customer contract, and recognized a gain of $44.9 million in the three months ended March 31, 2020. As at September 30, 2021, the net investment in sales-type lease was $14.6 million, with the majority of the reduction from inception relating to the cash payment of $67 million received in April 2020. In April 2021, BP announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The Company expects the FPSO unit to be redelivered to Teekay Parent in the third quarter of 2022, at which point the Company intends to green-recycle the FPSO unit. At the end of the contract, the Company will receive a fixed lump sum payment from BP which the Company expects will cover the cost of green-recycling the FPSO unit.

As at September 30, 2021, Teekay LNG had three liquefied natural gas (or LNG) carriers, excluding vessels in its equity-accounted joint ventures, which are accounted for as direct financing leases. For a description of Teekay LNG's LNG carriers accounted for as direct financing leases, see "Item 18 – Financial Statements: Note 2" to the Company's Annual Report on Form 20-F for the year ended December 31, 2020.

As at December 31, 2019, Teekay LNG had two additional LNG carriers, the WilForce and the WilPride, that were chartered to Awilco LNG ASA (or Awilco) and were accounted for as sales-type leases. In January 2020, Awilco purchased both carriers from Teekay LNG and paid Teekay LNG the associated purchase obligation amounts, deferred hire amounts and interest on deferred hire amounts, totaling $260.4 million relating to these two vessels.

As at September 30, 2021, estimated minimum lease payments to be received related to direct financing and sales-type leases in each of the next five years were approximately $16.1 million (remainder of 2021), $64.2 million (2022), $64.0 million (2023), $64.3 million (2024), $64.2 million (2025) and an aggregate of $446.5 million thereafter. Two leases are expected to end in 2028 and the remaining lease is scheduled to end in 2039.
Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at September 30, 2021 and December 31, 2020, there were contract liabilities of $17.3 million and $30.7 million, respectively. During the three and nine months ended September 30, 2021, the Company recognized revenues of $14.0 million and $30.7 million, respectively, (three and nine months ended September 30, 2020 - $36.0 million and $32.4 million, respectively) included in contract liability at the beginning of such periods.

4. Segment Reporting
The Company’s segments are described in "Item 18 – Financial Statements: Note 3" to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020. The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Daughter Entities), Teekay and its remaining subsidiaries (or Teekay Parent), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Daughter Entities and Teekay Parent (the Legal Entity approach) and its segments are presented accordingly on this basis. The Company has three primary lines of business: (1) offshore production (FPSO units), (2) LNG and liquefied petroleum gas (or LPG) carriers, and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Daughter Entity and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.

The following table includes the Company’s revenues by segment for the three and nine months ended September 30, 2021 and 2020:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Teekay LNG
Liquefied Gas Carriers	146,577	148,935	448,148	437,027

Teekay Tankers
Conventional Tankers	115,890	170,240	382,059	758,632

Teekay Parent
Offshore Production	12,030	16,245	35,137	90,965
Other	45,856	61,097	139,570	166,752
	57,886	77,342	174,707	257,717

	320,353	396,517	1,004,914	1,453,376

The following table includes the Company’s (loss) income from vessel operations by segment for the three and nine months ended September 30, 2021 and 2020:

	Income from Vessel Operations(1)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Teekay LNG
Liquefied Gas Carriers	57,644	69,597	192,991	160,924

Teekay Tankers
Conventional Tankers	(41,494)	(29,193)	(172,771)	183,919

Teekay Parent
Offshore Production	2,572	(20,586)	35,087	(44,394)
Other	263	(8,434)	(2,115)	(11,665)
	2,835	(29,020)	32,972	(56,059)

	18,985	11,384	53,192	288,784

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to consolidated total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	September 30, 2021	December 31, 2020
	$	$
Teekay LNG – Liquefied Gas Carriers	4,704,364	4,647,242
Teekay Tankers – Conventional Tankers	1,588,969	1,743,013
Teekay Parent – Offshore Production	16,533	30,845
Teekay Parent – Other	15,304	60,002
Cash and cash equivalents	235,973	348,785
Other assets not allocated	64,474	132,425
Eliminations	(23,328)	(16,400)
Consolidated total assets	6,602,289	6,945,912

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
5. Leases
Obligations Related to Finance Leases

	September 30, 2021	December 31, 2020
	$	$
Teekay LNG
LNG Carriers	1,287,044	1,340,922
Teekay Tankers
Conventional Tankers	233,816	360,043
Total obligations related to finance leases	1,520,860	1,700,965
Less current portion	(93,442)	(150,408)
Long-term obligations related to finance leases	1,427,418	1,550,557

Teekay LNG

As at September 30, 2021 and December 31, 2020, Teekay LNG was a party to finance leases on nine LNG carriers. These nine LNG carriers were sold by Teekay LNG to third parties (or Lessors) and leased back under 7.5- to 15-year bareboat charter contracts ending in 2026 through 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's unaudited consolidated balance sheets and have purchase obligations at the end of the lease terms.

The obligations of Teekay LNG under the bareboat charter contracts for the nine LNG carriers are guaranteed by Teekay LNG. The guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at September 30, 2021, Teekay LNG was in compliance with all covenants in respect of the obligations related to its finance leases.

As at September 30, 2021, the remaining commitments related to the financial liabilities of these nine LNG carriers, including the amounts to be paid for the related purchase obligations, approximated $1.6 billion, including imputed interest of $350.2 million, repayable for the remainder of 2021 through 2034, as indicated below:

Commitments
At September 30, 2021
Year	$
Remainder of 2021	34,420
2022	136,959
2023	135,459
2024	132,011
2025	129,725
Thereafter	1,068,641

Teekay Tankers

As at September 30, 2021, the Company had sale-leaseback financing transactions with financial institutions relating to 10 of Teekay Tankers' vessels, including four vessels, which sale-leaseback financing transactions were completed in September 2021. In November 2021, Teekay Tankers completed sale-leaseback financing transactions with a financial institution relating to four additional vessels (see Note 20).

Under the sale-leaseback arrangements completed as of September 30, 2021, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from eight to 12-year terms ending between 2028 and 2030. Teekay Tankers has the option to purchase each of the 10 vessels, four of which can be purchased between now and the end of their respective lease terms, two of which can be purchased starting in November 2021 until the end of their respective lease terms, and the remaining four of which can be purchased starting in September 2023 until the end of their respective lease terms.

The bareboat charters related to all 10 of these vessels require that Teekay Tankers maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases.

Each of the bareboat charters requires Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at September 30, 2021, these ratios range from 104% to 130% (December 31, 2020 – ranged from 121% to 156%). For six of the bareboat charters, should any of these ratios drop below the required amount, the lessor may request that Teekay Tankers prepay additional charter hire.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
For the remaining four bareboat charters, should any of these ratios drop below the required amount, the lessor may request that Teekay Tankers either prepay additional charter hire in the amount of the shortfall or, in certain circumstances, make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.
The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at September 30, 2021, Teekay Tankers was in compliance with all covenants in respect of its obligations related to finance leases.

During 2021, Teekay Tankers completed the repurchase of eight vessels from one lessor.

The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at September 30, 2021 was 5.3% (December 31, 2020 – 7.8%).

As at September 30, 2021, the total remaining commitments related to the financial liabilities of these vessels were approximately $297.4 million (December 31, 2020, $480.9 million), including imputed interest of $62.8 million (December 31, 2020 $120.9 million), repayable from 2021 through 2030, as indicated below:

Commitments
At September 30, 2021
Year	$
Remainder of 2021	8,172
2022	31,937
2023	31,695
2024	31,517
2025	31,209
Thereafter	162,852
Operating Lease Liabilities

The Company charters-in vessels from other vessel owners on time-charter-in and bareboat charter contracts, whereby the vessel owner provides use of the vessel to the Company, and, in the case of time-charter-in contracts, also operates the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate for time charters during periods the vessel is not able to operate.

In March 2021, the charter contracts relating to the Suksan Salamander FSO unit were novated to Altera Infrastructure L.P. (or Altera), and the in-charter contract relating to the unit was terminated at the same time. This contract termination resulted in the Company derecognizing the associated right-of use asset and liability of $29.7 million and $29.5 million, respectively.

As at September 30, 2021, total minimum commitments to be incurred by the Company under time-charter-in contracts were approximately $11.2 million (remainder of 2021), $35.9 million (2022), $18.2 million (2023), $6.8 million (2024), $6.8 million (2025) and $24.5 million (thereafter), including one Aframax tanker newbuilding expected to be delivered to the Company in the fourth quarter of 2022 to commence a seven-year time charter-in contract.
6. Financial Instruments
a)Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 11" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

		September 30, 2021		December 31, 2020
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 19)	Level 1	287,624	287,624	405,890	405,890
Derivative instruments (note 10)
Interest rate swap agreements – assets (1)	Level 2	816	816	—	—
Interest rate swap agreements – liabilities (1)	Level 2	(34,516)	(34,516)	(77,873)	(77,873)
Cross currency interest swap agreements – assets (1)	Level 2	3,891	3,891	4,505	4,505
Cross currency interest swap agreements – liabilities (1)	Level 2	(20,533)	(20,533)	(20,022)	(20,022)
Foreign currency contracts	Level 2	(56)	(56)	—	—
Forward freight agreements	Level 2	(270)	(270)	—	—
Non-recurring
Vessels and equipment	Level 2	—	—	99,967	99,967
Assets held for sale (2)	Level 2	12,740	12,740	31,680	31,680
Operating lease right-of-use assets (note 13)	Level 2	—	—	1,799	1,799
Other
Loans to equity-accounted investees – current	(3)	22,588	(3)	16,772	(3)
Advances to equity-accounted investees and joint venture partners – long-term	(3)	106,420	(3)	111,338	(3)
Short-term debt (note 8)	Level 2	(20,000)	(20,000)	(10,000)	(10,000)
Long-term debt – public (note 9)	Level 1	(585,013)	(607,893)	(587,913)	(597,281)
Long-term debt – non-public (note 9)	Level 2	(1,528,166)	(1,555,742)	(1,467,194)	(1,481,093)
Obligations related to finance leases, including current portion (note 5)	Level 2	(1,520,860)	(1,610,745)	(1,700,965)	(1,868,667)

(1)The fair value of the Company's interest rate swap and cross currency swap agreements at September 30, 2021 includes $3.0 million (December 31, 2020 – $6.1 million) of accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheet.
(2)In September 2021, the carrying value of one Aframax tanker was written down to its estimated sales price, less selling costs. See Note 13.
(3)In these unaudited interim consolidated financial statements, the Company’s loans to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.
b) Credit Losses

For a description of the Company's exposure to potential credit losses under ASC 326, see "Item 18 – Financial Statements: Note 11b" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

The following table includes the amortized cost basis of the Company's direct interests in financing receivables and net investment in direct financing leases by class of financing receivables and by period of origination and their associated credit quality.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Amortized Cost Basis by Origination Year
	Credit Quality Grade (1)	2020	2018	2016 and prior	Total
As at September 30, 2021		$	$	$	$
Sales-type lease – Teekay Parent
Petrojarl Foinaven FPSO	Performing	14,574	—	—	14,574

Direct financing leases – Teekay LNG
Tangguh Hiri and Tangguh Sago	Performing	—	—	322,949	322,949
Bahrain Spirit	Performing	—	210,190	—	210,190
		—	210,190	322,949	533,139
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	—	32,266	32,266
Bahrain LNG Joint Venture	Performing	—	—	73,375	73,375
Other	Performing	660	—	—	660
		660	—	105,641	106,301
		15,234	210,190	428,590	654,014
As at December 31, 2020
Sales-type lease – Teekay Parent
Petrojarl Foinaven FPSO	Performing	15,472	—	—	15,472

Direct financing leases – Teekay LNG
Tangguh Hiri and Tangguh Sago	Performing	—	—	332,308	332,308
Bahrain Spirit	Performing	—	211,939	—	211,939
		—	211,939	332,308	544,247
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	—	42,266	42,266
Bahrain LNG Joint Venture	Performing	—	—	73,375	73,375
Other	Performing	991	—	—	991
		991	—	115,641	116,632
		16,463	211,939	447,949	676,351
(1)For a description of how the Company's credit quality grades are determined see "Item 18 – Financial Statements: Note 11b" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020. As at September 30, 2021, all direct financing and sales-type leases held by the Company and Teekay LNG's equity-accounted joint ventures had a credit quality grade of performing.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Changes in the allowance for credit losses for the three and nine months ended September 30, 2021 are as follows:

	Direct Financing and Sales-Type Leases (1)(2) $	Direct Financing and Sales-Type Leases and Other within Equity-Accounted Joint Ventures (1)(2) $	Loans to Equity-Accounted Joint Ventures (1)(2) $	Guarantees of Debt (1)(2) $	Total $
Three and Nine Months Ended September 30, 2021
As at December 31, 2020	31,078	54,937	4,726	2,080	92,821
Provision for (reversal of) potential credit losses	4,726	6,677	(981)	218	10,640
As at March 31, 2021	35,804	61,614	3,745	2,298	103,461
(Reversal of) provision for potential credit losses	(404)	722	255	(298)	275
As at June 30, 2021	35,400	62,336	4,000	2,000	103,736
(Reversal of) provision for potential credit losses	(1,400)	(1,736)	300	(200)	(3,036)
As at September 30, 2021	34,000	60,600	4,300	1,800	100,700

Three and Nine Months Ended September 30, 2020
As at January 1, 2020	11,155	36,292	3,714	2,139	53,300
(Reversal of) provision for potential credit losses	(100)	8,980	—	—	8,880
As at March 31, 2020	11,055	45,272	3,714	2,139	62,180
Provision for (reversal of) potential credit losses	465	(423)	83	(288)	(163)
As at June 30, 2020	11,520	44,849	3,797	1,851	62,017
Provision for (reversal of) potential credit losses	13,805	7,099	877	(285)	21,496
As at September 30, 2020	25,325	51,948	4,674	1,566	83,513

(1)For a description of how the credit loss provision for direct financing leases, direct financing and sales-type leases and other within equity-accounted joint ventures, loans to equity-accounted joint ventures and guarantees of debt was determined for the three and nine months ended September 30, 2021 and 2020, see "Item 18 – Financial Statements: Note 11b" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.
(2)The changes in credit loss provision of ($1.4) million and $2.9 million for the three and nine months ended September 30, 2021, respectively ($13.8 million and $14.2 million for the three and nine months ended September 30, 2020, respectively), relating to the Company's consolidated vessels, are included in other expense on the unaudited consolidated statements of income. The change in the credit loss provision for the nine months ended September 30, 2021 primarily reflects a decline in the estimated charter-free valuations for certain types of Teekay LNG's LNG carriers at the end of their time-charter contract, which are accounted for as direct financing leases. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals and it is possible that these estimates could vary by material amounts in future periods.
The changes in credit loss provision of ($1.7) million and $5.7 million for the three and nine months ended September 30, 2021, respectively ($7.1 million and $15.7 million for the three and nine months ended September 30, 2020, respectively), relating to the direct financing and sales-type leases and other within Teekay LNG's equity-accounted joint ventures are included in equity income. The change in credit loss provision for the nine months ended September 30, 2021 primarily reflects a decline in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contract, which are accounted for as direct financing and sales-type leases.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within Teekay LNG's equity-accounted joint ventures for the nine months ended September 30, 2021 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the year.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
7. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	September 30, 2021	December 31, 2020
	$	$
Accrued liabilities
Voyage and vessel expenses	95,996	140,029
Interest and distributions	31,552	31,765
Payroll and related liabilities	44,561	37,349
Deferred revenues – current	21,076	34,461
Current portion of derivative liabilities (note 10)	27,651	58,186
Office lease liability – current	2,446	1,607
Loans from equity-accounted investments	6,057	16,689
Asset retirement obligation – current	3,180	12,000
	232,519	332,086
Other Long-Term Liabilities

	September 30, 2021	December 31, 2020
	$	$
Deferred revenues	21,966	23,732
Guarantee liabilities	10,279	11,818
Asset retirement obligation	7,590	37,996
Pension liabilities	10,365	9,172
Derivative liabilities (note 10)	25,911	33,566
Unrecognized tax benefits (note 12)	71,198	70,738
Office lease liability – long-term	10,512	9,396
Other	1,471	1,689
	159,292	198,107

Asset Retirement Obligations

In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to Teekay of its intention to cease production in June 2020 and to decommission the Banff field shortly thereafter. As such, in the third quarter of 2020, the Company removed the Petrojarl Banff FPSO from the Banff field and redelivered the Apollo Spirit FSO to its owners. The Company is currently in the process of recycling the FPSO unit at an EU-approved shipyard and is also required to recycle the subsea equipment following removal from the field (or Phase 2). During the first half of 2020, the asset retirement obligation (or ARO) relating to the Petrojarl Banff FPSO unit and Phase 2 was increased based on changes to cost estimates and the carrying value of the unit was fully written down.

In April 2021, Teekay and CNRI, on behalf of the Banff joint venture, entered into a Decommissioning Services Agreement (or DSA), whereby Teekay engaged CNRI to assume full responsibility for Teekay’s remaining Phase 2 obligations. The DSA was subject to certain conditions precedent that needed to be satisfied by June 1, 2021 (or any agreed extension thereto), failing which the DSA could have been terminated by either party. On May 27, 2021, all conditions precedent of the DSA that needed to be satisfied by June 1, 2021 were met. As such, Teekay was deemed to have fulfilled all of its prior decommissioning obligations associated with the Banff field and the Company derecognized the ARO and its associated receivable, resulting in a $33.0 million gain that has been included in asset retirement obligation extinguishment gain in the consolidated statements of income (loss) for the nine months ended September 30, 2021.

In March 2020, Teekay Parent entered into a new bareboat charter contract with the existing charterer of the Petrojarl Foinaven FPSO unit, which can be extended up to December 2030. Under the terms of the new contract, Teekay received a cash payment of $67 million in April 2020, and will receive a nominal per day rate over the life of the contract and a fixed lump sum payment at the end of the contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with the EU Ship Recycling Regulation. However, the extent to which this lump sum payment covers the costs of recycling the FPSO unit will depend on a number of factors when the recycling is completed, including the nature and extent of prevailing EU Ship Recycling Regulation, the condition of the FPSO unit, and the availability of recycling facilities, among other factors.

In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The Company currently expects the FPSO unit will be redelivered to Teekay Parent in the third quarter of 2022, at which point the Company expects to receive the fixed lump sum payment from the charterer and intends to green-recycle the FPSO unit. Although the Company has not changed its cost estimate to recycle the Petrojarl

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Foinaven FPSO unit during the nine months ended September 30, 2021, the Company increased the present value of its estimated ARO liability relating to the FPSO unit by $2.7 million as a result of the earlier than expected redelivery of the FPSO unit, which has been included in other loss in the consolidated statements of income (loss). As of September 30, 2021, the carrying value of the related lease asset was $14.6 million, which is comprised of the expected fixed lump sum payment, the expected residual value of the asset and the day rate to be received over the remaining life of the contract. As of September 30, 2021, the present value of the Petrojarl Foinaven FPSO unit's estimated ARO relating to recycling costs was $10.6 million.
8. Short-Term Debt

In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of Teekay Tankers, entered into a working capital revolving loan facility (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and had an initial maturity date in May 2019, subject to extension as described below. The maximum available aggregate borrowings were subsequently increased to $80.0 million, effective December 2019. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. As at September 30, 2021, the next maturity date of the Working Capital Loan was in November 2021, and has subsequently been extended to May 2022. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the revenue sharing agreements (or RSAs). Interest payments are based on LIBOR plus a margin of 3.5%.

The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires Teekay Tankers to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at September 30, 2021, $20.0 million (December 31, 2020 – $10.0 million) was owing under this facility, the aggregate available borrowings were $34.3 million (December 31, 2020 - $32.0 million) and the interest rate on the facility was 3.6% (December 31, 2020 – 3.6%). As at September 30, 2021, Teekay Tankers was in compliance with all covenants in respect of this facility.
9. Long-Term Debt

	September 30, 2021	December 31, 2020
	$	$
Revolving Credit Facilities due through 2024	431,167	285,000
Senior Notes (9.25%) due November 15, 2022	243,395	243,395
Convertible Senior Notes (5%) due January 17, 2023	112,184	112,184
Norwegian Krone-denominated Bonds due through September 2025	348,630	355,514
U.S. Dollar-denominated Term Loans due through 2030	868,450	938,280
Euro-denominated Term Loans due through 2024	128,439	152,710
Total principal	2,132,265	2,087,083
Less unamortized discount and debt issuance costs	(19,086)	(31,976)
Total debt	2,113,179	2,055,107
Less current portion	(384,771)	(261,366)
Long-term portion	1,728,408	1,793,741

As at September 30, 2021, the Company had four revolving credit facilities (collectively, the Revolvers) available. The Revolvers, as at such date, provided for aggregate borrowings of up to $871.6 million, of which $440.4 million was undrawn. Interest payments are based on LIBOR plus a margin. At September 30, 2021 and December 31, 2020, the margins ranged between 1.40% and 4.25%. As at September 30, 2021, the aggregate amount available under the Revolvers was scheduled to decrease by $44.2 million (remainder of 2021), $560.8 million (2022), $65.3 million (2023) and $201.3 million (2024). The Revolvers are collateralized by first-priority mortgages granted on 32 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all but one of the Revolvers' outstanding amounts. Included in other related security are 36.0 million common units in Teekay LNG and 5.0 million Class A common shares in Teekay Tankers to secure a $150 million credit facility.

In May 2019, the Company issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). The 2022 Notes are guaranteed on a senior secured basis by certain of Teekay's subsidiaries and are secured by a first-priority lien on one of Teekay Parent's FPSO units, a pledge of the equity interests in Teekay's subsidiary that owns all of Teekay's common units of Teekay LNG and all of Teekay’s Class A common shares of Teekay Tankers, and a pledge of the equity interests in Teekay's subsidiaries that own or previously owned Teekay Parent’s FPSO units.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The Company may redeem the 2022 Notes in whole or in part at a redemption price equal to a percentage of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date as follows: 104.625% at any time on or after November 15, 2020, but prior to November 15, 2021; 102.313% at any time on or after November 15, 2021, but prior to August 15, 2022; and 100% at any time on or after August 15, 2022. During 2020, Teekay Parent repurchased $6.6 million of the principal of the 2022 Notes in the open market for total consideration of $6.2 million.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (or the Convertible Notes). At the election of the holder, the Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. On issuance of the Convertible Notes, $104.6 million of the net proceeds was reflected in long-term debt, including unamortized discount, and was being accreted to its par value over its five-year term through interest expense until the adoption of ASU 2020-06 on January 1, 2021 (see Note 2). The remaining amount of the net proceeds of $16.1 million was allocated to the conversion feature and reflected in additional paid-in capital. During 2020, Teekay Parent repurchased $12.8 million of the principal of the Convertible Notes for total consideration of $10.5 million and as such the outstanding principal value of the Convertible Notes on September 30, 2021 and January 1, 2021, was $112.2 million. As of September 30, 2021 and January 1, 2021, the net carrying amount of the Convertible Notes was $111.2 million and $110.6 million, respectively, which reflected unamortized debt issuance costs of $1.0 million and $1.6 million, respectively. The estimated fair value (Level 2) of the Convertible Notes was $112.2 million and $101.6 million, as of September 30, 2021 and January 1, 2021. For the three and nine months ended September 30, 2021, total interest expense for the Convertible Notes was $1.6 million and $4.8 million, respectively, with coupon interest expense of $1.4 million and $4.2 million, respectively, and amortization of debt issuance costs of $0.2 million and $0.6 million, respectively.

As at September 30, 2021, Teekay LNG had a total of Norwegian Krone (or NOK) 3.1 billion in senior unsecured bonds issued in the Norwegian bond market that mature through 2025 (December 31, 2020 – NOK 3.1 billion). As at September 30, 2021, the total carrying amount of the senior unsecured bonds was $348.6 million (December 31, 2020 – $355.5 million). The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, which ranges from 4.60% to 6.00% as at September 30, 2021 (December 31, 2020 - 4.60% to 6.00%). The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.74% to 7.89% (December 31, 2020 - 5.74% to 7.89%), and the transfer of the principal amount fixed at $360.5 million upon maturity in exchange for NOK 3.1 billion (see Note 10). On October 28, 2021, Teekay LNG repaid NOK 1.2 billion of senior unsecured bonds that trade in the Norwegian bond market upon maturity, as well as certain related cross currency swaps (see Note 10).

As at September 30, 2021, the Company had seven U.S. Dollar-denominated term loans outstanding, which totaled $868.5 million in aggregate principal amount (December 31, 2020 – $938.3 million). Interest payments on the term loans are based on LIBOR plus a margin, of which two of the term loans have additional tranches with fixed rates of 4.11% and 4.41% At September 30, 2021 and at December 31, 2020, the margins ranged between 1.85% and 3.25%. The term loans require payments in quarterly installments commencing three months after drawdown, and six of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 20 (December 31, 2020 – 20) of the Company’s vessels, together with certain other security.

Teekay LNG has two Euro-denominated term loans outstanding, which, as at September 30, 2021, totaled 110.9 million Euros ($128.4 million) (December 31, 2020 – 125.0 million Euros ($152.7 million)). Interest payments for one of the term loans are based on Euro Interbank Offered Rate (or EURIBOR) plus a margin. Interest payments on the remaining term loan are based on EURIBOR where EURIBOR is limited to zero or above zero values, plus a margin. As at September 30, 2021 and December 31, 2020, the margins ranged between 0.60% and 1.95%. The Euro-denominated term loans reduce in monthly and semi-annual payments with varying maturities through 2024, are collateralized by first-priority mortgages on two of Teekay LNG's vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange gain of $0.5 million (2020 – loss of $5.9 million) and a gain of $2.8 million (2020 - loss of $8.2 million) during the three and nine months ended September 30, 2021 and 2020, respectively.

The weighted-average interest rate on the Company’s aggregate long-term debt as at September 30, 2021 was 3.9% (December 31, 2020 – 3.8%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 10).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to September 30, 2021, are $171.9 million (remainder of 2021), $526.5 million (2022), $452.9 million (2023), $325.6 million (2024), $185.5 million (2025) and $469.8 million (thereafter).

The Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and seven loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2021, these ratios were 227%, 212%, 177%, 149%, 163%, 686% and 142% compared to their minimum required ratios of 135%, 125%, 125%, 120%, 120%, 115% and 110%, respectively. The vessel values used in these ratios are the appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier and conventional tanker markets could affect the Company's compliance with these ratios.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage. Certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt and obligations related to finance leases.

As at September 30, 2021, the Company was in compliance with all covenants under its credit facilities and other long-term debt.
10. Derivative Instruments and Hedging Activities
The Company uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at September 30, 2021, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount of Asset / (Liability) $
	Contract Amount in			Expected Maturity $
	Foreign Currency	Average Forward Rate (1)		2021	2022
GBP	4,000	0.73413	(56)	2,737	2,712

(1) Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity dates of the swaps, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal amounts of the Company’s NOK-denominated bonds due in 2021, 2023 and 2025. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2021, 2023 and 2025. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2021, 2023 and 2025. As at September 30, 2021, the Company was committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
1,200,000	146,500	NIBOR	6.00%	7.72%	(9,932)	0.1
850,000	102,000	NIBOR	4.60%	7.89%	(10,601)	1.9
1,000,000	112,000	NIBOR	5.15%	5.74%	3,891	3.9
					(16,642)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
As at September 30, 2021, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debts were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Swap Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	805,565	(29,799)	3.5	2.1
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (3)	EURIBOR	58,613	(3,901)	1.9	3.9
			(33,700)

(1)Excludes the margins the Company pays on its variable-rate debt which, as of September 30, 2021, ranged from 0.6% to 4.25%.
(2)Includes interest rate swaps with the notional amount reducing quarterly. Two interest rate swaps are subject to mandatory early termination in 2024, at which time the swaps will be settled based on their fair value.
(3)Principal amount reduces monthly.

Tabular Disclosure

The following tables present the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Goodwill, Intangibles and Other Non-Current Assets	Accrued Liabilities and Other (1)	Accrued Liabilities and Other (2)	Other Long-Term Liabilities
	$	$	$	$	$
As at September 30, 2021
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(62)	(3,037)	(4,674)
Derivatives not designated as a cash flow hedge:
Foreign currency contract	—	—	—	(56)	—
Interest rate swap agreements	—	2,004	(2,203)	(12,380)	(13,348)
Cross currency swap agreements	465	3,430	(740)	(11,908)	(7,889)
Forward freight agreements	—	—	—	(270)	—
	465	5,434	(3,005)	(27,651)	(25,911)

	Prepaid Expenses and Other	Goodwill, Intangibles and Other Non-Current Assets	Accrued Liabilities and Other (1)	Accrued Liabilities and Other (2)	Other Long-Term Liabilities
	$	$	$	$	$
As at December 31, 2020
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(70)	(3,162)	(9,631)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	—	(5,372)	(43,590)	(16,048)
Cross currency swap agreements	—	4,505	(701)	(11,434)	(7,887)
	—	4,505	(6,143)	(58,186)	(33,566)

(1)Represents accrued interest related to derivative instruments presented in accrued liabilities and other on the consolidated balance sheets (see Note 7).
(2)Represents the current portion of derivative liabilities presented in accrued liabilities and other on the consolidated balance sheets (see Note 7).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
As at September 30, 2021, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s unaudited consolidated balance sheets. As at September 30, 2021, these derivatives had an aggregate fair value asset amount of $4.7 million and an aggregate fair value liability amount of $55.0 million.

For the periods indicated, the following tables present the (losses) gains on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive income (loss) (or OCI) (excluding such agreements in equity-accounted investments):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Amount of gain (loss) recognized in OCI	1,040	616	5,080	(9,610)

Amount of loss reclassified from accumulated OCI to interest expense	(840)	(835)	(2,480)	(1,469)

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the unaudited consolidated statements of income (loss) as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(4,238)	(5,349)	(13,509)	(11,905)
Interest rate swap agreement termination	—	—	(18,012)	—
Foreign currency forward contracts	—	379	—	138
Forward freight agreements	(359)	(183)	(420)	(433)
	(4,597)	(5,153)	(31,941)	(12,200)
Unrealized gains (losses) relating to:
Interest rate swap agreements	4,336	3,956	35,915	(20,107)
Foreign currency forward contracts	(56)	(53)	(56)	202
Forward freight agreements	136	(221)	(167)	(299)
	4,416	3,682	35,692	(20,204)
Total realized and unrealized (losses) gains on derivative instruments	(181)	(1,471)	3,751	(32,404)

Realized and unrealized (losses) gains from cross currency swaps are recognized in earnings and reported in foreign exchange gain (loss) in the unaudited consolidated statements of income (loss) as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Realized losses on maturity and termination of cross currency swaps	—	—	—	(33,844)
Realized losses	(1,595)	(1,669)	(4,233)	(4,915)
Unrealized (losses) gains	(3,953)	1,489	(1,084)	(2,169)
Total realized and unrealized losses on cross currency swaps	(5,548)	(180)	(5,317)	(40,928)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
11. Commitments and Contingencies
a)Vessels Under Construction and Upgrades

Teekay LNG's share of commitments to fund equipment installation and other construction contract costs as at September 30, 2021 are as follows:

	Total $	Remainder of 2021 $	2022 $
Certain consolidated LNG carriers (i)	20,557	5,843	14,714
Bahrain LNG Joint Venture (ii)	11,339	—	11,339
	31,896	5,843	26,053

(i)In June 2019, Teekay LNG entered into an agreement with a contractor to supply reliquefication equipment on certain of Teekay LNG's LNG carriers in 2021 and 2022, for an estimated installed cost of $53.5 million. As at September 30, 2021, the estimated remaining cost of this installation is $20.6 million.

(ii)Teekay LNG has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. As at September 30, 2021, Teekay LNG's proportionate share of the estimated remaining cost of $11.3 million relates to the final construction installment on the LNG terminal. The Bahrain LNG Joint Venture has remaining undrawn debt financing of $23.5 million, which is undrawn, of which $7.1 million relates to Teekay LNG's proportionate share of the construction commitments included in the table above.

b)Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had consolidated net income of $13.5 million and consolidated cash flows from operating activities of $44.3 million during the nine months ended September 30, 2021 and had a working capital deficit of $306.9 million as at September 30, 2021. This working capital deficit included approximately $384.8 million related to scheduled maturities and repayments of debt in the next 12 months.
Based on Teekay Tankers' liquidity as at the date these unaudited consolidated financial statements were issued, including the liquidity generated from the completion of the sale-leaseback of four vessels in November 2021 (see Note 20), Teekay Tankers' working capital loan that is expected to be renewed in May 2022 and from the expected cash flows from operations over the following year, Teekay Tankers estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.

Teekay LNG had a working capital deficit of $378.5 million as at September 30, 2021, which includes $350.4 million related to scheduled maturities and repayments of long-term debt during the one-year period following the issuance of these unaudited consolidated financial statements. Teekay LNG expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements, based on its liquidity at the date these unaudited consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, the cash distributions it expects to receive from its equity-accounted joint ventures, and two expected debt refinancings which Teekay LNG considers probable based on its history of refinancing similar debt.

Based on the Company’s liquidity at the date these unaudited consolidated financial statements were issued, and the liquidity the Company expects to generate from operations over the following year, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.
c)Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers. For information about recent legal proceedings, please read “Item 18 – Financial Statements: Note 16c – Legal Proceedings and Claims” in the Company's Annual Report on Form 20-F for the year ended December 31, 2020.

d)Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Teekay LNG guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at September 30, 2021 was $1.3 billion. As at September 30, 2021, with the exception of debt service coverage ratio breaches for three of the vessels in Teekay LNG's 33%-owned joint venture with NYK and Mitsui & Co. Ltd. (or the Angola Joint Venture), all of Teekay LNG's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that Teekay LNG guarantees. In October 2021, the Angola Joint Venture obtained a waiver from its lenders for the covenant requirement that was not met, with such waiver being valid until the next covenant test at December 31, 2021.
12. Income Tax (Expense) Recovery
The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Current	(380)	(3,592)	(960)	9,030
Deferred	(1,030)	(110)	1,139	651
Income tax (expense) recovery	(1,410)	(3,702)	179	9,681
Included in the Company's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company's unaudited consolidated balance sheets:

	Nine Months Ended September 30,
	2021	2020
	$	$
Balance of unrecognized tax benefits as at January 1	70,738	62,958
Increases for positions related to the current year	4,540	4,476
Increases for positions related to prior years	7,142	5,656
Decreases for positions related to prior years	—	(16,441)
Settlements with tax authority	—	(9,372)
Decrease related to statute of limitations	(11,314)	(1,681)
Foreign exchange gain (loss)	92	(338)
Balance of unrecognized tax benefits as at September 30	71,198	45,258
During the nine months ended September 30, 2020, the Company secured an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes. As a result, the Company reduced its freight tax liabilities for this jurisdiction by $16.4 million to $9.8 million, of which $8.5 million was paid in August 2020 and $1.1 million was paid in June 2021 with respect to open tax years up to and including 2020.
The Company does not presently anticipate that its provisions for uncertain tax positions relating to freight taxes will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at the time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
13. (Write-down) and Gain (Loss) on Sale of Assets
The Company's write-downs and vessel sales generally relate to vessels approaching the end of their useful lives as well as other vessels it strategically sells, or is attempting to sell, to reduce exposure to a certain vessel class.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The following table contains the (write-downs) and gains (losses) on sales of assets for the three and nine months ended September 30, 2021 and 2020:

			Three Months Ended September 30,
Segment	Asset Type	Completion of Sale Date	2021	2020
			$	$
Teekay Parent Segment – Offshore Production (1)	1 FPSO unit	N/A	—	(12,200)
Teekay Parent Segment – Other (2)	Operating lease right-of-use asset	N/A	—	(9,100)
Teekay Tankers Segment – Conventional Tankers (3)	1 Aframax	Sep-2021	216	—
Teekay Tankers Segment – Conventional Tankers (4)	5 Aframaxes	N/A	(913)	(43,526)
Teekay Tankers Segment - Conventional Tankers	Operating lease right-of-use asset	N/A	—	(1,447)
Total			(697)	(66,273)

			Nine Months Ended September 30,
Segment	Asset Type	Completion of Sale Date	2021	2020
			$	$
Teekay Parent Segment – Offshore Production (1)	2 FPSO unit	N/A	—	(72,285)
Teekay Parent Segment – Other (2)	Operating lease right-of-use asset	N/A	—	(9,100)
Teekay LNG Segment – Liquefied Gas Carriers (5)	6 Multi-gas Carriers	N/A	—	(45,000)
Teekay Tankers Segment – Conventional Tankers (3)	3 Suezmaxes	N/A	(62,937)	—
Teekay Tankers Segment – Conventional Tankers (3)	3 LR2 Tankers	N/A	(18,381)	—
Teekay Tankers Segment – Conventional Tankers (3)	2 Aframaxes	Sep-2021	(5,152)	—
Teekay Tankers Segment - Conventional Tankers (4)	5 Aframaxes	N/A	(913)	(43,526)
Teekay Tankers Segment – Conventional Tankers (6)	(6)	Apr-2020	—	3,081
Teekay Tankers Segment – Conventional Tankers	3 Suezmaxes	Feb/Mar-2020	—	(2,627)
Teekay Tankers Segment – Conventional Tankers	Operating lease right-of-use asset	N/A	(715)	(2,091)
Total			(88,098)	(171,548)
(1)During the nine months ended September 30, 2020, Teekay Parent recognized an impairment charge of $72.3 million, in respect of two of its FPSO units. In the first quarter of 2020, CNRI provided formal notice to Teekay of its intention to cease production in June 2020 and decommission the Banff field shortly thereafter. As such, in the third quarter of 2020, the Company removed the Petrojarl Banff FPSO from the Banff field and redelivered the Apollo Spirit FSO to its owner. During 2020, the ARO relating to the Petrojarl Banff FPSO unit and Phase 2 was increased based on changes to cost estimates and the carrying value of the unit was fully written down. During 2020, the Company also made changes to its expected cash flows from the Sevan Hummingbird FPSO unit based on the market environment and oil prices, and contract discussions with the customer, which resulted in a full write-down of its carrying value.
(2)During the three months ended September 30, 2020, the Company updated its expected cash flows from the Suksan Salamander FSO unit, which it in-chartered from Altera under an operating lease, to take into account recent progress at the time relating to the early termination of the in-charter and the novation of the charter contracts with the customer to Altera. The right-of-use (or ROU) asset was written down to its estimated fair value using a discounted cash flow approach.
(3)During the nine months ended September 30, 2021, Teekay Tankers wrote down the carrying values of three Suezmax tankers, three LR2 tankers and one Aframax tanker to their estimated fair values using appraised values provided by third parties, primarily due to a weaker near-term tanker market outlook and a reduction in charter rates as a result of the current economic environment, which has been impacted by the COVID-19 global pandemic. As at June 30, 2021, Teekay Tankers classified one Aframax tanker, including its related bunkers and lube oil inventory, as held for sale. The vessel cost was written down to its estimated sales price, less estimated selling costs. During the three months ended September 30, 2021, the vessel was delivered to its new owners and Teekay Tankers recognized a gain on sale of $0.2 million.
(4)During the three and nine months ended September 30, 2020, the carrying values of five Aframax tankers were written down to their estimated fair values using appraised values, primarily due to the lower near-term tanker market outlook and a reduction of charter rates as a result of the current economic environment, which has been impacted by the COVID-19 global pandemic. During the three months ended September 30, 2021, Teekay Tankers classified one of these previously written down Aframax tankers, including its related bunkers and lube oil inventory, as held for sale. The vessel cost was written down to its estimated sales price less estimated selling costs.
(5)During the three months ended March 31, 2020, the carrying values for six of Teekay LNG's seven wholly-owned multi-gas carriers were written down to their estimated fair values using appraised values, primarily due to the lower near-term outlook for these type of vessels as a result of the economic environment at that time (including the economic impact of the COVID-19 global pandemic), as well as Teekay LNG receiving notification that its then-existing commercial management agreement with a third-party commercial manager would dissolve and be replaced by a new commercial management agreement in September 2020.
(6)On April 30, 2020, Teekay Tankers completed the sale of the non-US portion of its ship-to-ship support services business as well as its LNG terminal management business for proceeds of $27.1 million, including an adjustment of $1.1 million for the final amounts of cash and other working capital present on the closing date. $14.3 million of the total proceeds were received on closing and the remaining $12.7 million was received in July 2020.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
14. Related Party Transactions
The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three and nine months ended September 30, 2021, the Company earned $21.3 million and $62.1 million (three and nine months ended September 30, 2020 – $21.1 million and $58.5 million) of fees pursuant to these management agreements and reimbursement of costs.

In September 2018, Teekay LNG entered into an agreement with its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit, which charter had an original term of two years and was further extended by 21 months to June 2022. Time-charter hire expenses for the three and nine months ended September 30, 2021 were $5.7 million and $17.4 million, respectively (three and nine months ended September 30, 2020 – $6.0 million and $17.3 million, respectively).

On May 11, 2020, Teekay and Teekay LNG agreed to eliminate all of Teekay LNG's incentive distribution rights, which were held by Teekay GP LLC, in exchange for the issuance to a subsidiary of Teekay Corporation of 10.75 million newly-issued common units of Teekay LNG. The common units were valued at $122.6 million, based on the prevailing unit price at the time of issuance. As a result of the common unit issuance of Teekay LNG, the Company recorded a decrease to accumulated deficit of $116.6 million and an increase to accumulated other comprehensive loss of $9.0 million with a corresponding decrease in non-controlling interests of $107.6 million. The $116.6 million represents Teekay’s dilution gain from the issuance of new common units by Teekay LNG and is credited directly to equity, and the $9.0 million represents the change in Teekay's interest in Teekay LNG's accumulated other comprehensive loss.

15. Restructuring Charges
During the three and nine months ended September 30, 2021, the Company recorded restructuring charges of nil and $0.3 million, respectively. The restructuring charges primarily related to severance costs resulting from the reorganization and realignment of resources of the Company's shared service function.

During the three and nine months ended September 30, 2020, the Company recorded restructuring charges of $2.1 million and $9.1 million, respectively. The restructuring charges primarily related to severance costs resulting from the expected termination of the management contract for an FSO unit based in Australia; the severance costs were partially recovered from the customer and the recovery is included in revenues. Restructuring costs also included severance costs resulting from the reorganization and realignment of resources of the Company's shared service function of which a portion of the costs were recovered from the customer, Altera, and the recovery is presented in revenue. The 2020 restructuring charges also related to the termination of the contract for the Petrojarl Banff FPSO unit.

As at September 30, 2021 and December 31, 2020, $1.1 million and $2.4 million, respectively, of restructuring liabilities were recorded in accrued liabilities and other on the unaudited consolidated balance sheets.
16. Accumulated Other Comprehensive Loss
As at September 30, 2021 and December 31, 2020, the Company’s accumulated other comprehensive loss consisted of the following components:

	September 30,	December 31,
	2021	2020
	$	$
Unrealized loss on qualifying cash flow hedging instruments	(26,980)	(44,006)
Pension adjustments, net of tax recoveries	(5,267)	(4,877)
	(32,247)	(48,883)
17. Capital Stock
The authorized capital stock of Teekay as at September 30, 2021 and December 31, 2020 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at September 30, 2021, Teekay had no shares of preferred stock issued.

In December 2020, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock at market prices up to a maximum aggregate amount of $65.0 million. As of September 30, 2021, no shares of common stock have been issued under this COP.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
18. Net (Loss) Income Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Net (loss) income attributable to the shareholders of Teekay Corporation - basic	(2,913)	(35,407)	25,194	(63,489)
Increase in net earnings for interest expense recognized during the period relating to Convertible Notes	—	—	—	—
Reduction in net earnings due to dilutive impact of stock- based awards in Teekay LNG and Teekay Tankers	—	—	—	—
Net (loss) income attributable to the shareholders of Teekay Corporation - diluted	(2,913)	(35,407)	25,194	(63,489)

Weighted average number of common shares (1)	102,307,273	101,107,371	102,090,921	101,034,362
Dilutive effect of Convertible Notes	—	—	—	—
Dilutive effect of stock-based awards	—	—	558,053	—
Common stock and common stock equivalents	102,307,273	101,107,371	102,648,974	101,034,362
Income (loss) per common share
- Basic	(0.03)	(0.35)	0.25	(0.63)
- Diluted	(0.03)	(0.35)	0.25	(0.63)

(i) Includes common stock related to non-forfeitable stock-based awards.

Prior to January 1, 2021, the Company used the treasury stock method to determine the dilutive impact of the Convertible Notes (see Note 9) when calculating diluted earnings per share. Upon adoption of ASU 2020-06 on January 1, 2021, the Company changed to the if-converted method to determine any potential dilutive impact of the Convertible Notes on diluted earnings per share (see Note 2). The dilutive impact of the conversion feature on the Convertible Notes is determined using an assumed conversion date equal to the beginning of the reporting period.

Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted income (loss) per common share are excluded from this calculation. For both the three and nine months ended September 30, 2021, 15.4 million shares of Common Stock from stock-based awards and the conversion feature on the Convertible Notes (three and nine months ended September 30, 2020 - 6.0 million) were excluded from the computation of diluted earnings per common share for these periods, as including them would have had an anti-dilutive impact.

19. Supplemental Cash Flow Information
Total cash, cash equivalents, restricted cash, and cash and restricted cash held for sale are as follows:

	September 30, 2021	December 31, 2020	September 30, 2020	December 31, 2019
	$	$	$	$
Cash and cash equivalents	235,973	348,785	376,563	353,241
Restricted cash – current	11,323	11,144	15,916	56,777
Restricted cash – non-current	40,328	45,961	50,068	44,849
Assets held for sale – cash	—	—	—	1,121
Assets held for sale – restricted cash	—	—	—	337,000
	287,624,000	405,890,000	442,547,000	456,325,000

The Company maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 10), performance bond collateral, leasing arrangements, project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
20. Subsequent Events
a) On October 4, 2021, Teekay LNG, Teekay LNG's general partner, Teekay GP L.L.C. (or Teekay GP), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P., and a wholly-owned subsidiary of Acquiror (or Merger Sub) entered into an agreement and plan of merger (or the Merger Agreement). At the effective time of the merger (or the Merger) under the Merger Agreement, (a) each issued and outstanding common unit of Teekay LNG, including approximately 36.0 million common units owned by Teekay, (but excluding any common units owned by Teekay LNG, Acquiror or their respective wholly-owned subsidiaries), will be converted into the right to receive cash in an amount of $17.00 per common unit and (b) Merger Sub will be merged with and into Teekay LNG, whereupon Teekay LNG will continue as the surviving entity. In addition, Teekay concurrently entered into an agreement with Acquiror whereby Teekay agreed to sell its limited liability company interest in Teekay GP for $26.4 million, which consists of $17.00 for each of the approximately 1.6 million common unit equivalents of Teekay LNG represented by the economic interest of Teekay GP’s general partner interest in Teekay LNG. Teekay, Teekay LNG and Acquiror also concurrently entered into an agreement whereby Teekay LNG will acquire certain restructured subsidiaries of Teekay that provide, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG and Teekay LNG’s subsidiaries and joint ventures for a purchase price of $3.34 million, subject to certain adjustments at closing. The Merger and related transactions have been unanimously approved by the respective Board of Directors of Teekay GP and Teekay, as applicable, including the unanimous approval of the Conflicts Committee of Teekay GP. The Merger is expected to close on or soon after December 31, 2021, with the Merger Agreement providing that the Merger will not close prior to December 31, 2021. This Merger remains subject to approval by the holders of a majority of Teekay LNG’s outstanding common units and the satisfaction or waiver of certain other customary closing conditions. There is no assurance that the conditions to closing will be satisfied or waived, or that the Merger and related transactions will be completed. Teekay, which currently owns approximately 41% of Teekay LNG’s outstanding common units, has entered into a voting and support agreement by which it has agreed, among other things and subject to certain conditions, to vote in favor of the Merger. Teekay’s ownership of approximately 36.0 million common units in Teekay LNG, its 100% ownership of Teekay G.P. and the subsidiaries of Teekay that provide, through existing services agreements, various services to Teekay LNG and Teekay LNG’s subsidiaries and joint ventures represent Teekay’s entire investment in its gas business. Following the Merger, the common units of Teekay LNG will be delisted from the New York Stock Exchange. The Series A and B preferred units of the Teekay LNG will remain outstanding and continue to trade on the New York Stock Exchange following the Merger.

b)    On November 3, 2021, Teekay Tankers completed a $68.9 million sale-leaseback financing transaction related to four Aframax vessels. Pursuant to this arrangement, Teekay Tankers transferred the vessels to subsidiaries of a financial institution and leased the vessels back on seven-year bareboat charters. Teekay Tankers is required to repurchase the vessels upon maturity of the bareboat charters and has the option to repurchase any of the vessels at any earlier date. These bareboat charters require that Teekay Tankers maintains a minimum liquidity consistent with Teekay Tankers' other vessels financed on similar arrangements (see Note 5) and, for each vessel, a minimum hull coverage ratio of 105% of the total outstanding principal balance.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, including an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.

Overview

Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies. We have a 100% general partnership interest in one publicly-listed master limited partnership, Teekay LNG Partners L.P. (or Teekay LNG), a controlling interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers, and together with Teekay LNG, the Daughter Entities), and we directly own two floating production storage and offloading (or FPSO) units. Teekay and its subsidiaries, other than Teekay LNG and Teekay Tankers, are referred to herein as Teekay Parent. As of September 30, 2021, we had economic interests in Teekay LNG and Teekay Tankers of 42.4% and 28.6%, respectively. In addition to Teekay Parent’s investments in Teekay LNG and Teekay Tankers, Teekay Parent conducts business in Australia through the provision of operational and maintenance marine services, and provides marine and corporate services to Teekay LNG (and certain of its joint ventures) and to Teekay Tankers.

On October 4, 2021, Teekay LNG, Teekay LNG's general partner, Teekay GP L.L.C. (or Teekay GP), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P. (or Stonepeak) and a wholly-owned subsidiary of Acquiror (or Merger Sub) entered into an agreement and plan of merger (or the Merger Agreement). At the effective time of the merger (or the Merger) under the Merger Agreement, (a) each issued and outstanding common unit of Teekay LNG, including approximately 36 million common units owned by Teekay, (but excluding any common units owned by Teekay LNG, Acquiror or their respective wholly-owned subsidiaries), will be converted into the right to receive cash in amount of $17.00 per common unit and (b) Merger Sub will be merged with and into Teekay LNG, whereupon Teekay LNG will continue as the surviving entity. In addition, Teekay concurrently entered into an agreement with Acquiror whereby Teekay agreed to sell its limited liability company interest in Teekay GP for $26.4 million, which consists of $17.00 for each of the approximately 1.6 million common unit equivalents of Teekay LNG represented by the economic interest of Teekay GP’s general partner interest in Teekay LNG. Teekay, Teekay LNG and Acquiror also, concurrently entered into an agreement whereby Teekay LNG will acquire certain subsidiaries of Teekay that provide, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG and Teekay LNG’s subsidiaries and joint ventures for a purchase price of $3.34 million, subject to certain adjustments at closing. The Merger and related transactions have been unanimously approved by the respective Board of Directors of Teekay GP and Teekay, as applicable, including the unanimous approval of the Conflicts Committee of Teekay GP. The Merger is expected to close on or soon after December 31, 2021, with the Merger Agreement providing that the Merger will not close prior to December 31, 2021. The Merger remains subject to approval by the holders of a majority of Teekay LNG’s outstanding common units and the satisfaction or waiver of other customary closing conditions. There is no assurance that the conditions to closing will be satisfied or waived, or that the Merger and related transactions will be completed. Teekay, which currently owns approximately 41 percent of Teekay LNG’s outstanding common units, has entered into a voting and support agreement by which it has agreed, among other things and subject to certain conditions, to vote in favor of the merger. Teekay’s ownership of approximately 36 million common units in Teekay LNG, its 100% ownership of Teekay GP and the subsidiaries of Teekay that provide, through existing services agreements, various services to Teekay LNG and Teekay LNG’s subsidiaries and joint ventures (or the Teekay Gas Business) represent Teekay’s entire investment in its gas business. Following the Merger, the common units of Teekay LNG will be delisted from the New York Stock Exchange. The Series A and B preferred units of Teekay LNG will remain outstanding and continue to trade on the New York Stock Exchange following the Merger.
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020.

Novel Coronavirus (COVID-19) Pandemic

Although global demand for LNG and LPG has remained relatively stable, the COVID-19 global pandemic has resulted and may continue to result in a significant decline in global demand for crude oil, and may result in reduced demand for LNG and LPG in the future. As our business includes the transportation of LNG, LPG and oil on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.

To date, we have not experienced any material business interruptions as a result of the COVID-19 global pandemic. However, COVID-19 has been a contributing factor to the decline in spot and short-term time charter rates in our oil tanker business since mid-May 2020 and has also increased certain crewing-related costs, which has had an impact on our cash flows. During the nine months ended September 30, 2021,

COVID-19 was a contributing factor to the non-cash write-down of certain tankers of Teekay Tankers and was a contributing factor to the non-cash write-down of six of Teekay LNG's multi-gas vessels and one of our FPSO units during the nine months ended September 30, 2020, as described in "Item 1 - Financial Statements: Note 13 - (Write-down) and Gain (Loss) on Sale of Assets". We continue to monitor the potential impact of the COVID-19 global pandemic on us and our industry, including counterparty risk associated with our vessels under contract and monitoring the impact on potential vessel impairments. We have also introduced a number of measures to protect the health and safety of the crews on our vessels and our onshore staff.

Effects of the COVID-19 global pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for LNG, LPG and oil; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could reduce our future growth opportunities; and potential deterioration in the financial condition and prospects of our customers or business partners.

Given the dynamic nature of the pandemic, including the development of variants of the virus, and the levels of effectiveness and delivery of vaccines and other actions to contain or treat its impact of the virus, the duration of any potential business disruption and the related financial impact, and the effects on us and our suppliers, customers and industry, cannot be reasonably estimated at this time and could materially affect our business, results of operations and financial condition. Please read “Item 3. Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 for additional information about the potential risks of COVID-19 on our business.
RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
The following table (a) presents revenues and income (loss) from vessel operations for Teekay LNG, Teekay Tankers and Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Please read "Item 1 – Financial Statements: Note 4 – Segment Reporting" for information about our lines of business and segments.

	Revenues				Income (loss) from Vessel Operations
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,		September 30,
(in thousands of U.S. dollars)	2021	2020	2021	2020	2021	2020	2021	2020
Teekay LNG	146,577	148,935	448,148	437,027	57,644	69,597	192,991	160,924
Teekay Tankers	115,890	170,240	382,059	758,632	(41,494)	(29,193)	(172,771)	183,919
Teekay Parent	57,886	77,342	174,707	257,717	2,835	(29,020)	32,972	(56,059)
Teekay Corporation Consolidated	320,353	396,517	1,004,914	1,453,376	18,985	11,384	53,192	288,784

SUMMARY
Teekay's consolidated income from vessel operations decreased to $53.2 million for the nine months ended September 30, 2021 compared to $288.8 million for the same period last year. The primary reasons for this decrease in our consolidated results are as follows:

•a decrease in income from vessel operations in Teekay Tankers of $356.7 million primarily due to a decrease of $227.1 million as a result of lower overall average realized spot TCE rates earned by its Suezmax, Aframax and LR2 product tankers and lower earnings from Teekay Tankers' full service lightering (or FSL) dedicated vessels compared to the same period in the prior year, a net decrease of $71.8 million due to various vessels on time-charter out contracts earning lower fixed rates compared to the spot rates realized during the first three quarters of 2020 and various vessels returning from time-charter out contracts earning lower spot rates during the first three quarters of 2021 compared to previous fixed rates, a net decrease of $35.1 million due to an increase in vessel write-downs compared to the same period in the prior year, and a decrease of $11.5 million due to more off-hire days and off-hire bunker expenses primarily related to increased scheduled dry dockings compared to the same period in the prior year;
partially offset by:
•an increase in income from vessel operations in Teekay Parent of $89.0 million primarily due to an $81.4 million write-down of Teekay Parent's FPSO units and the Suksan Salamander FSO unit during the first three quarters of 2020, a gain of $33.0 million from the derecognition of the ARO obligation relating to the Petrojarl Banff FPSO unit in the second quarter of 2021, and an increase of $8.8 million related to the Petrojarl Banff FPSO unit primarily due to lower decommissioning costs incurred and a decrease in depreciation and restructuring charges, compared to the same period in the prior period, partially offset by $35.8 million of lower contribution from the Petrojarl Foinaven FPSO unit primarily due to a $44.9 million gain on commencement of sales-type lease in the first quarter of 2020; and
•an increase in income from vessel operations in Teekay LNG of $32.1 million primarily due to a $45.0 million write-down of six multi-gas carriers during the first quarter of 2020, and an increase of $13.1 million due to lower operational claims on certain of Teekay LNG's LNG and LPG carriers, partially offset by a decrease of $11.0 million due to the scheduled dry docking of six LNG carriers during the first three quarters of 2021 compared to one LNG carrier during the same period in the prior year, a decrease of $6.6 million primarily due to the timing of repairs and maintenance expenditures incurred, and a $6.3 million decrease due to the redelivery of two LNG carriers, which are earning a lower charter rate upon their redeployment.
Teekay LNG

As at September 30, 2021, Teekay LNG’s liquefied gas fleet consisted of a controlling interest in 22 LNG carriers and seven multi-gas carriers. In addition, Teekay LNG has interests ranging from 20% to 52% in 25 LNG carriers, 21 LPG carriers and one LNG regasification terminal in Bahrain that are accounted for using the equity method.

Recent Developments in Teekay LNG
As described above in the “Overview” section, Teekay LNG has agreed to be acquired by an affiliate of Stonepeak, subject to the terms and conditions of the Merger Agreement and other related transaction documents.
In April 2021, Teekay LNG secured a one-year, fixed-rate charter contract for the Oak Spirit LNG carrier, which commenced in August 2021.

In March 2021, Teekay LNG secured a one-year, spot market-linked charter contract, with a one-year extension option at a fixed rate for the Creole Spirit LNG carrier, which commenced in March 2021.

In March 2021, the charterer of the Arwa Spirit exercised its one-year option to extend the charter contract to May 2022 at a fixed-rate. In addition, the Methane Spirit commenced a two-year, fixed-rate charter contract in April 2021, with a one-year extension option. Teekay LNG has a 52% interest in both of these vessels.

Operating Results – Teekay LNG

The following table compares Teekay LNG’s operating results, equity income and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2021 and 2020. Please read "Item 1 – Financial Statements: Note 4 – Segment Reporting" for information about our lines of business and segments.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues	146,577	148,935	448,148	437,027
Voyage expenses	(7,221)	(3,950)	(20,764)	(11,596)
Vessel operating expenses	(30,426)	(30,642)	(93,051)	(85,153)
Time-charter hire expenses	(5,665)	(5,980)	(17,382)	(17,270)
Depreciation and amortization	(33,002)	(32,601)	(97,253)	(96,869)
General and administrative expenses (1)	(12,619)	(6,165)	(26,707)	(20,215)
Write-down of vessels	—	—	—	(45,000)
Income from vessel operations	57,644	69,597	192,991	160,924

Equity Income – Liquefied Gas Carriers	39,238	24,346	105,694	56,874

Calendar-Ship-Days (2)
Liquefied Gas Carriers	2,760	2,760	8,190	8,230

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each of Teekay LNG's segments based on estimated use of resources).
(2)Calendar-ship-days presented relate only to consolidated vessels.

Income from vessel operations for Teekay LNG decreased to $57.6 million for the three months ended September 30, 2021, compared to $69.6 million for the same period in the prior year, and increased to $193.0 million for the nine months ended September 30, 2021, compared to $160.9 million for the same period in the prior year, primarily as a result of:

•decreases of $5.8 million and $11.0 million for the three and nine months ended September 30, 2021, respectively, due to 67 and 151 additional off-hire days, respectively, and fuel costs related to the scheduled drydockings and upgrades of certain LNG carriers during 2021;
•a decrease of $6.5 million for the three and nine months ended September 30, 2021 due to higher general and administrative expenses incurred primarily in connection with the sale process leading up to the planned sale to Stonepeak (see "Overview” above);
•decreases of $2.6 million and $6.3 million for the three and nine months ended September 30, 2021, respectively, due to the redeliveries of the Creole Spirit LNG carrier and the Oak Spirit LNG carrier and these vessels earning lower rates upon redeployment in March 2021 and August 2021, respectively; and
•a decrease of $6.6 million for the nine months ended September 30, 2021 primarily due to an increase in vessel repairs and maintenance expenditures incurred;
partially offset by:

•increases of $1.6 million and $13.1 million for the three and nine months ended September 30, 2021, respectively, due to lower operational claims on certain LNG and LPG carriers;

•increases of $1.0 million and $1.8 million for the three and nine months ended September 30, 2021, respectively, primarily due to higher charter rates earned on Teekay LNG's LPG carriers, partially offset by unscheduled off-hire days for certain multi-gas carriers due to repairs; and

•an increase of $45.0 million for the nine months ended September 30, 2021, due to the write-down of six multi-gas carriers during the first quarter of 2020 partly as a result of the economic environment at that time (including the economic impact of the COVID-19 global pandemic).
Equity income related to Teekay LNG’s liquefied gas carriers increased to $39.2 million for the three months ended September 30, 2021, compared to $24.3 million for the same period in the prior year, and increased to $105.7 million for the nine months ended September 30, 2021, compared to equity income of $56.9 million for the same period in the prior year. The changes were primarily as a result of:

•increases of $1.2 million and $40.3 million for the three and nine months ended September 30, 2021, respectively, due to unrealized gains on non-designated interest rate swaps due to an increase in long-term forward LIBOR benchmark interest rates, compared to unrealized losses in the same periods of the prior year due to a decrease in long-term forward LIBOR benchmark interest rates;

•increases of $8.8 million and $10.0 million for the three and nine months ended September 30, 2021, respectively, primarily due to the initial unrealized credit loss provision recognized upon commencement in January 2020 of the sales-type lease for the Bahrain regasification terminal and associated floating storage unit (or FSU) in Teekay LNG's 30%-owned joint venture in Bahrain (or the Bahrain LNG Joint Venture) and lower unrealized credit loss provisions recorded in certain of Teekay LNG's equity-accounted joint ventures primarily due to declines in estimated charter-free vessel fair values for vessels which are servicing time-charter contracts accounted for as direct financing leases during 2020;

•increases of $1.2 million and $7.2 million for the three and nine months ended September 30, 2021, respectively, due to a decrease in interest expense resulting from lower debt balances and lower LIBOR during 2021; and

•increases of $2.3 million and $4.4 million for the three and nine months ended September 30, 2021, respectively, primarily due to higher charter rates earned, fewer off-hire days for scheduled drydockings, and gains on the sale of two vessels during the third quarter of 2021, relating to Teekay LNG's 50%-owned joint venture with Exmar NV (or the Exmar LPG Joint Venture);

partially offset by:

•a decrease of $6.5 million for the nine months ended September 30, 2021, primarily due to lower charter rates earned upon redeployment of the Marib Spirit, Arwa Spirit and Methane Spirit between May 2020 and April 2021 in Teekay LNG's 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture); and

•a decrease of $4.8 million for the nine months ended September 30, 2021 primarily due to unscheduled off-hire for repairs on certain of Teekay LNG's equity-accounted LNG carriers in its 50%-owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) and off-hire for scheduled drydockings for certain of Teekay LNG's equity-accounted LNG carriers in its 33%-owned joint venture with Angola (or the Angola LNG Carriers) during the nine months ended September 30, 2021.

Teekay Tankers
As at September 30, 2021, Teekay Tankers owned 49 double-hulled conventional oil and product tankers, time-chartered-in one Aframax tanker and one LR2 product tanker and owned a 50% interest in one Very Large Crude Carrier (or VLCC).

Recent Developments in Teekay Tankers
In August 2021, Teekay Tankers agreed to sell one Aframax tanker for $11.7 million. The tanker was delivered to its new owner in September 2021.

In June 2021 and July 2021, Teekay Tankers entered into time charter-in contracts for a LR2 product tanker and an Aframax tanker, and entered into a new time charter-in contract for an existing time chartered-in Aframax tanker, for terms of 18 to 24 months at an average rate of $17,800 per day. Each of the charters provides Teekay Tankers with the option to extend for an additional 12 months at an average rate of $19,800 per day. The new time charter-in contract for the existing time chartered-in Aframax tanker commenced in August 2021, and the LR2 product tanker was delivered to Teekay Tankers in September 2021. The remaining Aframax tanker is expected to be delivered to Teekay Tankers in mid-November 2021.

In February 2021, Teekay Tankers agreed to sell two Aframax tankers for a total price of $32.0 million. Both tankers were delivered to their new owners in March 2021.

Operating Results – Teekay Tankers

The following table compares Teekay Tankers’ operating results, equity income and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2021 and 2020.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenues	115,890	170,240	382,059	758,632
Voyage expenses	(78,335)	(57,777)	(219,153)	(238,576)
Vessel operating expenses	(39,103)	(46,336)	(125,280)	(143,203)
Time-charter hire expense	(2,870)	(9,070)	(8,638)	(28,245)
Depreciation and amortization	(25,837)	(29,992)	(79,416)	(89,170)
General and administrative	(10,542)	(9,887)	(34,245)	(28,957)
(Write-down) and gain (loss) on sale of assets	(697)	(44,973)	(88,098)	(45,164)
Restructuring charges	—	(1,398)	—	(1,398)
(Loss) income from vessel operations	(41,494)	(29,193)	(172,771)	183,919

Equity (loss) income	(873)	46	(2,061)	5,174

Calendar-Ship-Days (1)
Conventional Tankers	4,685	5,141	14,110	15,537

(1)Calendar-ship-days presented relate to only owned and in-chartered consolidated vessels.

Tanker Market
Crude tanker spot rates fell to multi-decade lows in the third quarter of 2021. The primary reason was a continued lack of crude oil trade volumes as ongoing OPEC+ production cuts and various non-OPEC+ supply outages, coupled with a continued drawdown of oil inventories due to a backwardated oil price structure, weighed on crude tanker demand. Crude tanker spot rates were also impacted by the Delta COVID-19 variant during the third quarter of 2021, which led to reduced mobility and lower oil demand in several regions, most notably in Asia. Asian crude oil imports were further impacted by weaker oil demand in China, as the country cut import quotas for independent refiners. Lastly, higher bunker fuel prices, which rose in tandem with crude oil prices, also weighed on crude tanker spot rates during the third quarter.

Crude tanker spot rates have shown modest improvement at the beginning of the fourth quarter of 2021 as global crude oil trade volumes have begun to recover. The OPEC+ group has been increasing crude oil supply at a rate of 0.4 million barrels per day (or mb/d) per month since August 2021, and this has led to an increase in exports out of key load regions such as the Middle East and West Africa; however, as of October 2021 the OPEC+ group still had an estimated 4.6 mb/d of supply cuts in place. The unwinding of OPEC+ cuts is expected to continue in the coming months which, coupled with rising non-OPEC+ production, is expected to result in an increase in global oil production of 2.7 mb/d between September 2021 and the end of 2021 according to the International Energy Agency (or IEA). Global oil demand is expected to increase over the winter, boosted by the ongoing energy supply crisis and record high prices of coal and natural gas, which has encouraged switching to oil for power generation. According to the IEA, oil demand could increase by more than 0.5 mb/d compared with normal winter conditions due to gas-to-oil switching, particularly if the northern hemisphere experiences a cold winter. The above factors, coupled with normal winter market seasonality, could lead to an improvement in crude spot tanker rates through the rest of the fourth quarter of 2021 and into early 2022.

Looking further ahead, the recovery in global oil demand is expected to continue in 2022 as increasing vaccination rates are anticipated to result in a higher level of global mobility. The IEA forecasts an increase in global oil demand of 3.3 mb/d in 2022, lifting oil demand above pre-COVID levels. However, some forecasters are more optimistic, with OPEC projecting an increase of 4.2 mb/d next year. With global oil inventories currently well below the 5-year average, more oil supply will be needed in order to meet growing demand. The OPEC+ group announced plans to continue unwinding its supply cuts at a rate of 0.4 mb/d per month next year until cuts are fully unwound by September 2022. In addition, non-OPEC+ supply is expected to increase by just under 2 mb/d next year. This includes higher production from the United States, Brazil, and Guyana, which are key load regions for mid-size tankers. Crude tanker demand is therefore expected to improve significantly during 2022.

The outlook for tanker fleet supply continues to look positive. New tanker ordering ground to a virtual halt in the third quarter of 2021 with just 0.75 million deadweight tons (or mdwt) of new orders placed, which is the lowest quarterly total since the second quarter of 2009. Elevated newbuilding prices, which are currently the highest since 2009, are expected to limit newbuild orders in the near-term. The third quarter of 2021 also saw an increase in tanker scrapping with 4.7 mdwt removed, the highest quarterly scrapping total since the second quarter of 2018. A combination of low tanker ordering and higher scrapping bodes well for limiting the level of future fleet growth. Teekay Tankers currently estimates approximately 2 percent tanker fleet growth in both 2021 and 2022, minimal fleet growth in 2023, as scrapping is expected to largely offset new vessel deliveries.

In summary, the tanker market has seen a period of exceptionally low spot rates in 2021 to-date. However, the tanker market is experiencing an improvement at the start of the fourth quarter and increasing trade volumes, coupled with a potential oil demand boost due to the global energy crunch and seasonal weather delays, could support rates further over the winter months. Looking further ahead, tanker supply and demand fundamentals continue to trend in a positive direction, which should lead to higher tanker fleet utilization and improved tanker rates in the future.

(Loss) income from vessel operations for Teekay Tankers was a loss of ($41.5) million compared to a loss of ($29.2) million for the three months ended September 30, 2021 and 2020, respectively, and a loss of ($172.8) million compared to an income of $183.9 million for the nine months ended September 30, 2021 and 2020, respectively, primarily as a result of:

•decreases of $36.6 million and $227.1 million for the three and nine months ended September 30, 2021, respectively, due to lower overall average realized spot TCE rates earned by Suezmax tankers, Aframax tankers and LR2 product tankers, as well as lower earnings from FSL-dedicated vessels; (time-charter equivalent, or “TCE” rates, represent revenues less voyage expenses divided by revenue days);
•net decreases of $30.7 million and $71.8 million for the three and nine months ended September 30, 2021, respectively, due to various vessels on time-charter out contracts earning lower fixed rates compared to the spot rates realized during the first half of 2020 and various vessels returning from time-charter out contracts earning lower spot rates during the first three quarters of 2021 compared to previous fixed rates;
•a net decrease of $35.1 million for the nine months ended September 30, 2021 due to write-downs related to two tankers that were held for sale and the impairment of seven tankers and one right-of-use asset in the nine months ended September 30, 2021 due to a weaker near-term tanker market outlook and a reduction in certain charter rates as a result of the current economic environment, compared to the impairment of five tankers and four right-of-use assets during the nine months ended September 30, 2020;
•a decrease of $11.5 million for the nine months ended September 30, 2021 due to more off-hire days and off-hire bunker expenses during the first three quarters of 2021, primarily related to increased scheduled dry dockings compared to the same period in the prior year;
•a decrease of $6.3 million for the nine months ended September 30, 2021 due to the sale of three Suezmax tankers in the first quarter of 2020 and three Aframax tankers in total in the first and third quarters of 2021;
•decreases of $0.6 million and $5.2 million for the three and nine months ended September 30, 2021, respectively, primarily due to higher information technology-related costs, higher administrative, strategic management, and other fees incurred under Teekay Tankers' management agreement with Teekay Parent, as well as unfavorable foreign currency exchange rate fluctuations; and
•a decrease of $4.2 million for the nine months ended September 30, 2021 due to the redeliveries of three Aframax in-chartered tankers and two LR2 product tankers to their owners at various times during 2020 and the first quarter of 2021;
partially offset by:
•increases of $4.8 million and $6.3 million for the three and nine months ended September 30, 2021, respectively, due to lower vessel operating expenses primarily related to the timing of repair and maintenance activities, lower crewing costs primarily due to higher costs in the same period of the prior year resulting from the COVID-19 global pandemic, lower expenditures for port expenses, the receipt of insurance premium credits, and lower ship management costs compared to the same period in the prior year; and
•a net increase of $47.2 million for the three months ended September 30, 2021 compared to the same period in the prior year, due to the above-mentioned impairment of five tankers and four right-of-use assets during the three months ended September 2020.
Teekay Parent
As at September 30, 2021, Teekay Parent had direct interests in two 100%-owned FPSO units, which are included in Teekay Parent’s Offshore Production business. Teekay Parent delivered one FPSO unit to a yard for recycling in May 2021. Included in Teekay Parent’s Other and Corporate G&A segment was one FSO unit in-chartered from Altera until March 1, 2021, when it was redelivered. Teekay Parent also redelivered one FSO unit to Altera in August 2020, one bunker barge to a third party in May 2020, and two shuttle tankers to Altera in March 2020. The remaining portion of the Other and Corporate G&A segment primarily relates to Teekay Parent's marine services business in Australia as well as marine and corporate services provided to Teekay LNG's equity-accounted joint ventures and Altera.

Recent Developments in Teekay Parent

As described above in the “Overview” section, Teekay has agreed to sell all of its interest in Teekay LNG in connection with the acquisition of Teekay LNG by an affiliate of Stonepeak, subject to the terms and conditions of applicable transaction documents.

In April 2021, Teekay Parent and CNR International (U.K.) Limited (or CNRI), on behalf of the Banff joint venture, entered into a Decommissioning Services Agreement (or DSA) whereby Teekay Parent engaged CNRI to assume full responsibility for Teekay’s remaining Phase 2 asset retirement obligation (or ARO), to decommission our remaining subsea infrastructure located within the CNRI-operated Banff field. The DSA was subject to certain conditions precedent that needed to be satisfied by June 1, 2021 (or any agreed extension thereto) failing which the DSA could have been terminated by either party. On May 27, 2021, all conditions precedent of the DSA that needed to be satisfied by June 1, 2021, were met. As such, Teekay was deemed to have fulfilled all of its prior decommissioning obligations associated with the Banff field and we derecognized the ARO and its associated receivable, resulting in a $33.0 million gain.

In April 2021, BP plc announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. We currently expect the FPSO unit will be redelivered to Teekay Parent in the third quarter of 2022, at which point we intend to green-recycle the FPSO unit. Although we have not changed our cost estimate to recycle the Petrojarl Foinaven FPSO unit, during the nine months ended September 30, 2021, we increased the present value of the estimated ARO liability relating to the FPSO unit by $2.7 million as a result of the earlier than expected redelivery of the FPSO unit.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results, and the number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2021 and 2020.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Other and		Teekay Parent
	Production		Corporate G&A		Total
	Three Months Ended September 30,
	2021	2020	2021	2020	2021	2020
Revenues	12,030	16,245	45,856	61,097	57,886	77,342
Voyage expenses	—	(9)	—	—	—	(9)
Vessel operating expenses	(9,308)	(21,563)	(43,520)	(55,223)	(52,828)	(76,786)
Time-charter hire expenses	—	(2)	—	(3,744)	—	(3,746)
Depreciation and amortization	—	(1,759)	—	—	—	(1,759)
General and administrative expenses (1)	(150)	(398)	(2,073)	(1,623)	(2,223)	(2,021)
(Write-down) and gain (loss) on sale	—	(12,200)	—	(9,100)	—	(21,300)
Restructuring charges	—	(900)	—	159	—	(741)
Income (loss) from vessel operations	2,572	(20,586)	263	(8,434)	2,835	(29,020)

Calendar-Ship-Days (2)
FPSO Units	184	276	—	—	184	276
FSO Units	—	62	—	91	—	153

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Other and		Teekay Parent
	Production		Corporate G&A		Total
	Nine Months Ended September 30,
	2021	2020	2021	2020	2021	2020
Revenues	35,137	90,965	139,570	166,752	174,707	257,717
Voyage expenses	—	(24)	8	—	8	(24)
Vessel operating expenses	(32,122)	(82,237)	(130,908)	(144,260)	(163,030)	(226,497)
Time-charter hire expenses	—	(7,972)	(1,641)	(10,079)	(1,641)	(18,051)
Depreciation and amortization	—	(14,166)	—	—	—	(14,166)
General and administrative expenses (1)	(878)	(1,675)	(8,841)	(9,171)	(9,719)	(10,846)
(Write-down) and gain (loss) on sale	—	(72,284)	—	(9,100)	—	(81,384)
Asset retirement obligation extinguishment gain	32,950	—	—	—	32,950	—
Gain on commencement of sales-type lease	—	44,943	—	—	—	44,943
Restructuring charges	—	(1,944)	(303)	(5,807)	(303)	(7,751)
Income (loss) from vessel operations	35,087	(44,394)	(2,115)	(11,665)	32,972	(56,059)

Calendar-Ship-Days (2)
FPSO Units	693	822	—	—	693	822
FSO Units	—	244	59	273	59	517
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, and other and corporate G&A based on estimated use of corporate resources.

(2)Apart from three FPSO units (one of which was delivered for recycling in May 2021), all remaining calendar-ship-days presented relate to in-chartered vessels.

Teekay Parent – Offshore Production
Income from vessel operations for Teekay Parent’s Offshore Production business was $2.6 million and $35.1 million for the three and nine months ended September 30, 2021, respectively, compared to losses from vessel operations of $20.6 million and $44.4 million for the same periods in the prior year. The changes are primarily a result of:
•increases of $12.2 million and $105.2 million for the three and nine months ended September 30, 2021, respectively, due to a gain of $33.0 million from the derecognition of the ARO obligation relating to the Petrojarl Banff FPSO unit in the second quarter of 2021, compared to write-downs of $12.2 million and $72.2 million relating to Teekay Parent's FPSO units in the three and nine months ended September 30, 2020, respectively; and
•increases of $10.8 million and $8.8 million for the three and nine months ended September 30, 2021, respectively, related to the Petrojarl Banff FPSO unit, primarily due to lower decommissioning costs incurred in the third quarter of 2021 compared to the third quarter of 2020, and depreciation and restructuring charges incurred during the first three quarters of 2020, which did not occur in 2021;

partially offset by

•a decrease of $35.8 million for the nine months ended September 30, 2021 related to the Petrojarl Foinaven FPSO unit, primarily from the $44.9 million gain recognized on commencement of its sales-type lease in the first quarter of 2020, partially offset by the unit's operational losses in the first quarter of 2020 associated with its previous charter agreement.

Teekay Parent – Other and Corporate G&A

Income from vessel operations for Teekay Parent’s Other and Corporate G&A segment was $0.3 million for the three months ended September 30, 2021, and loss from vessel operations for Teekay Parent’s Other and Corporate G&A segment was $2.1 million for the nine months ended September 30, 2021, compared to losses from vessel operations of $8.4 million and $11.7 million in the same periods in the prior year. The changes for the three and nine months ended September 30, 2021 were primarily due to the write-down of the Suksan Salamander FSO unit in the third quarter of 2020.

Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2021	2020	2021	2020
	$	$	$	$
Interest expense	(47,268)	(53,175)	(144,901)	(174,940)
Interest income	1,355	1,754	4,736	6,871
Realized and unrealized (losses) gains on non-designated derivative instruments	(181)	(1,471)	3,751	(32,404)
Foreign exchange gain (loss)	534	(5,943)	2,844	(8,219)
Other loss	(800)	(14,627)	(9,954)	(15,707)
Income tax (expense) recovery	(1,410)	(3,702)	179	9,681
Interest Expense. Interest expense decreased to $47.3 million and $144.9 million for the three and nine months ended September 30, 2021, respectively, from $53.2 million and $174.9 million for the same periods in the prior year, primarily due to:
•decreases of $1.0 million and $13.1 million for the three and nine months ended September 30, 2021, respectively, relating to Teekay LNG, primarily due to lower debt balances as a result of debt repayments and a decrease in LIBOR for the three and nine months ended September 30, 2021 compared to the same periods of the prior year;
•decreases of $4.0 million and $13.2 million for the three and nine months ended September 30, 2021, respectively, relating to Teekay Tankers, primarily due to lower interest associated with the debt refinancings completed during 2020, overall lower average LIBOR rates, the write-off of previously capitalized loan costs and non-capitalized loan costs associated with the debt refinancings in the prior periods, as well as lower interest associated with Teekay Tankers' finance lease obligations resulting from the repurchase of two Suezmax tankers and six Aframax tankers previously under sale-leaseback arrangements during the second and third quarters of 2021, respectively, and the sale of two Aframax tankers previously under sale-leaseback arrangements during the first quarter of 2021; and
•decreases of $0.9 million and $3.7 million for the three and nine months ended September 30, 2021, respectively, relating to Teekay Parent, primarily due to lower accretion expense incurred on Teekay's 5% Convertible Senior Notes (or Convertible Notes) as a result of the adoption of ASU 2020-06 on January 1, 2021 (see "Item 1 - Financial Statements Note 2: Recent Accounting Pronouncements" for

further details), and lower debt balances mainly due to the repurchase of some of Teekay's 9.25% senior secured notes due November 2022 (or the 2022 Notes) and Convertible Notes during 2020.
Realized and unrealized (losses) gains on non-designated derivative instruments. For the nine months ended September 30, 2021 and 2020, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $0.9 billion and $1.0 billion, respectively, with average fixed rates of approximately 2.4% and 3.0%, respectively. We incurred realized losses of $4.2 million and $31.5 million during the three and nine months ended September 30, 2021, respectively, compared to realized losses of $5.3 million and $11.9 million for the same periods in the prior year under the interest rate swap agreements. The increase in realized losses for the nine months ended September 30, 2021, is primarily due to the termination of the interest rate swap agreement associated with the debt refinancing in Teekay LNG's 70%-owned consolidated joint venture, Teekay BLT Corporation (or the Tangguh Joint Venture).
Primarily as a result of significant changes in the long-term benchmark interest rates during the three and nine months ended September 30, 2021 compared with the same period in 2020, we recognized unrealized gains of $4.3 million and $35.9 million, respectively, under the interest rate swap agreements during the three and nine months ended September 30, 2021, compared to unrealized gains (losses) of $4.0 million and ($20.1) million, respectively, for the same periods in the prior year.
Foreign Exchange Gain (Loss). Foreign currency exchange gains (losses) were gains of $0.5 million and $2.8 million for the three and nine months ended September 30, 2021, respectively, compared to losses of ($5.9) million and ($8.2) million for the same periods in the prior year. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are primarily due to the relevant period-end revaluation of our Norwegian-Krone (or NOK)-denominated debt and our Euro-denominated term loans, finance lease and restricted cash for financial reporting purposes and the realized and unrealized (losses) on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
For the three and nine months ended September 30, 2021, foreign currency exchange gains (losses) included realized losses of ($1.6) million and ($4.2) million (2020 – losses of ($1.7) million and ($4.9) million), respectively, and unrealized losses of ($4.0) million and ($1.1) million (2020 – gain of $1.5 million and loss of ($2.2) million), respectively, on our cross currency swaps, as well as unrealized gains of $5.9 million and $6.9 million (2020 – unrealized loss of ($1.8) million and unrealized gain of $32.2 million), respectively, on the revaluation of our NOK-denominated debt.
Other loss. Other loss decreased to $0.8 million and $10.0 million for the three and nine months ended September 30, 2021, compared to $14.6 million and $15.7 million for the same periods in the prior year. The decreases for the periods are primarily due to a credit loss provision recognized in the third quarter of 2020 as a result of declines of estimated charter-free valuations of certain of Teekay LNG's LNG vessels, which are servicing time-charter contracts accounted for as direct financing leases, and the impact of such declines on Teekay LNG's expectation of the value of such vessels upon completion of their existing charter contracts. The decreases in other loss are partially offset by premiums paid in relation to Teekay Tankers' repurchase of the eight vessels, previously under sale-leaseback arrangements, in the second and third quarters of 2021, Teekay Tankers' amortization of a previously deferred gain during the nine months ended September 30, 2020, as well as an increase in the present value of the ARO liability related to the Petrojarl Foinaven FPSO unit during the nine months ended September 2021 as a result of the earlier than expected redelivery of the FPSO unit (see “Item 1 – Financial Statements: Note 7 – Accrued Liabilities and Other and Other Long-Term Liabilities”).
Income Tax (Expense) Recovery. Income tax (expenses) recoveries were ($1.4) million and $0.2 million for the three and nine months ended September 30, 2021, respectively, compared to tax (expenses) recoveries of ($3.7) million and $9.7 million for the same periods in the prior year. The changes were primarily due to reductions in freight tax accruals during the nine months ended September 30, 2020 as a result of an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes, partially offset by higher recoveries related to the expiry of the statute of limitations in certain jurisdictions during the three and nine months ended September 30, 2021.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital
Teekay Parent

Currently, Teekay Parent primarily generates cash flows from distributions of Teekay LNG, the ownership and operation of two FPSO units, and managing vessels for the Australian government and providing management services to Teekay Tankers, Teekay LNG and other third-parties, including certain LNG joint ventures. Teekay Parent's other sources of funds are borrowings from debt facilities and issuances of debt or equity securities. Teekay Parent's debt facilities and debt securities are described in "Item 1 - Financial Statements: Note 9 - Long-term Debt." Teekay Parent intends to use the net proceeds from the planned sale of the Teekay Gas Business (described in "Overview" above) to repay and repurchase all its existing debt facilities and debt securities. The indenture that governs Teekay Parent's 2022 Notes (further described in "Liquidity - Teekay Parent" below) contains covenants that, among other things, restrict our and the guarantors’ ability to: incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions or repurchase or redeem our equity interests; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make investments; sell assets; incur liens, including the granting of any lien on any of the 2022 Note collateral, or further pledging any of the 2022 Note collateral as security, subject to permitted liens; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of our assets. The indenture further provides that Teekay may be required, under certain circumstances, to offer to use all or a portion of the net proceeds of certain asset sales to repurchase the 2022 Notes. As at September 30, 2021, Teekay Parent was in compliance with all covenants under its credit facilities and other long-term debt.

Following the planned sale of the Teekay Gas Business and proposed repayment or repurchase of Teekay Parent's existing revolving credit facility ($nil balance owing at September 30, 2021), the 2022 Notes and the Convertible Notes, we anticipate that Teekay Parent's primary sources of capital will be the remaining net proceeds from the sale of the Teekay Gas Business and cash flow generated from Teekay Parent's marine services business in Australia, its ownership and operation of two FPSO units, and its management services provided to Teekay Tankers and certain third-parties.

Teekay Parent's primary uses of cash include the payment of operating expenses, asset retirement obligations, decommissioning costs and recycling costs associated with the Sevan Hummingbird FPSO unit and the Petrojarl Foinaven FPSO unit, debt service costs, as well as funding general and administrative expenses and other working capital requirements. In addition, we expect that the planned sale of the Teekay Gas Business will provide us greater financial flexibility to leverage Teekay Parent's existing operating franchise to pursue investment opportunities in both the shipping sector and potentially in new and adjacent markets, which we expect to be dynamic as the world pushes towards greater energy diversification.

Teekay Tankers
Teekay Tankers generates cash flows primarily from chartering out its vessels. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce potential downside risks. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the nine months ended September 30, 2021 when lower oil demand as a result of the COVID-19 global pandemic, a constrained oil supply resulting from production cuts, the return of ships from floating storage, and the delivery of newbuilding vessels to the world tanker fleet contributed to weak tanker rates. While exposure to the volatile spot market is the largest potential cause for changes in Teekay Tankers' net operating cash flow from period to period, variability in its net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Teekay Tankers' other primary sources of cash are long-term bank borrowings and other debt, lease or equity financings, and to a lesser extent, the proceeds from the sales of its older vessels.

Teekay Tankers' obligations related to finance leases are described in "Item 1 - Financial Statements: Note 5 - Leases," its revolving credit facility and term loan are described in "Item 1 - Financial Statements: Note 9 - Long-Term Debt" and its working capital loan is described in "Item 1 - Financial Statements: Note 8 - Short-Term Debt" of this report. Teekay Tankers’ working capital loan requires it to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in the RSAs. Teekay Tankers’ revolving credit facility and term loan contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Teekay Tankers’ revolving credit facility, term loan and obligations related to finance leases require it to maintain financial covenants, which are described in further detail in Notes 8 and 9 of our unaudited interim consolidated financial statements. If these financial covenants are not met, the lender may declare Teekay Tankers' obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect Teekay Tankers' short-term liquidity requirements. As at September 30, 2021, Teekay Tankers was in compliance with all covenants under its revolving credit facility, term loan, working capital loan and obligations related to finance leases. Teekay Tankers’ revolving credit facility, term loan, working capital loan and obligations related to certain finance leases require it to make interest payments based on LIBOR plus a margin. Significant increases in interest rates could adversely affect its results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. Teekay Tankers' current interest rate swap position is described in further detail in "Item 1 - Financial Statements: Note 10 – Derivative Instruments and Hedging Activities" of this report.

Teekay Tankers’ primary uses of cash include the payment of operating expenses, the payments of time-charter hire, dry-docking and capital expenditures, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of its obligations related to finance leases, as well as funding its other working capital requirements. In addition, Teekay Tankers uses cash to acquire new or second-hand vessels to renew and grow the size of its fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of Teekay Tankers' existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.

In September 2021, Teekay Tankers completed a $72.8 million sale-leaseback financing transaction relating to two Suezmax tankers and two Aframax tankers. Each vessel is leased on a bareboat charter for eight years, with purchase options available commencing at the end of the second year.

In November 2021, Teekay Tankers completed a $68.9 million sale-leaseback financing transaction relating to four Aframax tankers. Each vessel is leased on a bareboat charter for seven years, with purchase options available throughout the lease terms and a purchase obligation at the end of the leases.

Teekay LNG

Teekay LNG generates cash flows primarily from chartering out its vessels. Its business strategy is to employ a substantial majority of its vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. However, Teekay LNG’s LPG vessels primarily operate on short-term time-charters or in the spot market which can contribute to volatility of Teekay LNG’s net operating cash flow. Variability in Teekay LNG’s net operating cash flows also reflects, among other factors, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the number of vessels in service and vessel acquisitions or vessel dispositions, and the timing of dividends received or return of capital from equity-accounted investments. The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.

Teekay LNG’s other sources of funds include borrowings from debt facilities, borrowings from obligations related to finance leases, net proceeds from issuances of debt or equity securities and, to a lesser extent, proceeds from the sales of Teekay LNG’s vessels.

Teekay LNG’s primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to its vessels, committed capital expenditures, debt service costs, interest rate swap and cross currency swap settlements, scheduled repayments of long-term debt, scheduled repayments of Teekay LNG’s obligations related to finance leases, Teekay LNG’s quarterly distributions, including payments of distributions on its Series A and Series B Preferred Units and common units, and funding any common and preferred unit repurchases it may undertake, as well as funding other working capital requirements.

Cash Flows

The following table summarizes our consolidated cash flows for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2021	2020
	$	$
Net cash flow from operating activities	44,320	894,136
Net cash flow used for financing activities	(178,585)	(973,558)
Net cash flow from investing activities	15,999	65,644

Operating Cash Flows

Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, until June 2020, the production performance of certain of our FPSO units that operated under contracts with a production-based compensation component contributed to fluctuations in operating cash flows. Further, as the charter contracts of some of our FPSO units included incentives based on oil prices, changes in global oil prices during recent years also impacted our operating cash flows until June 2020.

Teekay LNG and Teekay Tankers do not have full control over the operations of, nor do they have any legal claim to the revenue and expenses incurred by the equity-accounted joint ventures in which they have investments. Consequently, the cash flow generated by their investments in equity-accounted joint ventures may not be available for use by Teekay LNG and Teekay Tankers in the period that such cash flows are generated.

Consolidated net cash flow from operating activities decreased to $44.3 million for the nine months ended September 30, 2021, from $894.1 million for the nine months ended September 30, 2020. This decrease was primarily due to a $326.3 million decrease in direct financing lease payments received, which mainly related to payments received by Teekay LNG upon the sale of the WilForce and WilPride LNG carriers in January 2020. There was also a $332.2 million decrease in income from operations (before depreciation, amortization, write-downs and gain on commencement of sales-type lease) largely related to our tanker business. For a further discussion of changes in income from operations from our businesses, please read “Item 2 - Recent Developments and Results of Operations.” Other decreases in cash flow from operating activities include a $179.3 million decrease related to changes to non-cash working capital, and a $24.5 million decrease related to higher expenditures for dry docking compared to the corresponding period of 2020. These decreases to operating cash flows were partially offset by a $42.8 million decrease in net interest expense, including realized losses on interest rate swaps and cross currency swaps, and an increase of $6.8 million in distributions from equity-accounted joint ventures compared to the corresponding period of 2020.

Financing Cash Flows

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net proceeds (payments) on long-term debt, which are the proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $239.7 million in the nine months ended September 30, 2021 compared to ($530.0) million in the same period last year. In addition, scheduled debt repayments decreased by $85.1 million in the nine months ended September 30, 2021, compared to the same period last year.

During the nine months ended September 30, 2021, net repayments on Teekay Tankers' working capital facility were nil compared to $40.0 million in the same period last year.

During the nine months ended September 30, 2021, Teekay Tankers used $107.5 million of cash to repurchase two Suezmax tankers and six Aframax tankers previously under sale-leaseback arrangements in the second and third quarters of 2021, partially offset by an increase in cash inflows resulting from the sale-leaseback transaction completed in September 2021 relating to two Suezmax tankers and two Aframax tankers.

During the nine months ended September 30, 2020, Teekay LNG used $15.6 million of cash to repurchase common units.

Investing Cash Flows

During the nine months ended September 30, 2021, we incurred capital expenditures for vessels and equipment of $40.5 million, Teekay Tankers received proceeds of $44.7 million from the sale of the three Aframax tankers and we received $11.8 million repayments of advances to joint ventures. During the nine months ended September 30, 2020, we incurred capital expenditures for vessels and equipment of $18.5 million and Teekay Tankers received proceeds of $12.2 million from the sale of the non-US portion of its ship-to-ship support services business as well as its LNG terminal management business, and proceeds of $60.9 million on the sale of three Suezmax tankers.

Liquidity

We manage the liquidity for Teekay Parent, Teekay LNG and Teekay Tankers separately. Following the planned sale of the Teekay Gas Business, we intend to continue managing the liquidity for Teekay Parent and Teekay Tankers separately. As such, the discussion of liquidity that follows is broken down into these groups. In contrast, our cash management policy is followed by the entire group and has a primary objective of minimizing both the probability of loss and return volatility as well as ensuring securities purchased can be sold readily and efficiently. A further objective is ensuring an appropriate return.

Teekay Parent

Teekay Parent’s primary sources of liquidity are the expected proceeds from the planned sale of the Teekay Gas Business, and to a lesser extent, its existing cash and cash equivalents and cash flows provided by operations. Teekay Parent’s equity margin revolving credit facility maturing in June 2022 is expected to be repaid and cancelled with the planned sale of the Teekay Gas Business. As of September 30, 2021, Teekay Parent did not have any amounts drawn on its equity margin revolving credit facility and had $150.0 million available to be drawn based on the value of the collateral as of that date, which collateral includes, among other things, the Teekay LNG common units owned by Teekay Parent.

Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $215.7 million as at September 30, 2021, compared to $173.4 million as at December 31, 2020. This increase was the result of a $21.4 million increase in the potential borrowings under the equity margin revolving credit facility due to an increase in value of the collateral and $31.0 million of distributions received from Teekay LNG, partially offset by cash used in operating activities.

The following table summarizes Teekay Parent’s contractual obligations as at September 30, 2021 that relate to the 12-month period following such date and those in subsequent periods. Due to the capital-intensive industry in which we operate and our significant reliance on long-term borrowing, the timing of capital expenditure commitments and the timing of the repayment of debt obligations is important in understanding an assessment of our ability to generate and obtain adequate amounts of cash to meet our requirements. For at least the one-year period following September 30, 2021, we expect that Teekay Parent's existing liquidity, combined with the cash flow from operations, will be sufficient to finance Teekay Parent’s liquidity needs for this period. In December 2020, Teekay Parent filed a continuous offering program (or COP) under which Teekay Parent may issue shares of its common stock, at market prices up to a maximum aggregate amount of $65.0 million. As of the date of this report, no shares of common stock have been issued under the COP and our assessment of liquidity for the 12-month period following September 30, 2021 assumes no shares of common stock will be issued. To the extent that Teekay Parent does receive any proceeds from the issuance of its common stock under the COP, this will further increase Teekay Parent’s available liquidity. Subsequent to September 30, 2022, Teekay Parent's 9.25% Senior Notes mature in November 2022 and Teekay Parent's 5% Convertible Senior Notes mature in January 2023. However, we intend to use a portion of the proceeds from the planned sale of the Teekay Gas Business to prepay or repurchase these two debt securities prior to their maturity dates.

		12 Months Following Sep. 30, 2021	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2022	2023	2024	2025	2025
U.S. Dollar Denominated Obligations
Bond repayments	355.6	—	243.4	112.2	—	—	—
Repayments on maturity of long-term debt	—	—	—	—	—	—	—
Asset retirement obligations (1)	11.6	3.5	8.1	—	—	—	—
Total	367.2	3.5	251.5	112.2	—	—	—

(1)Teekay Parent recognized an ARO relating to the recycling of the Petrojarl Foinaven FPSO unit. Teekay Parent is entitled to receive $11.6 million from the charterer at the end of the bareboat charter, which is currently expected to cover the costs of the ARO. However, the extent to which this payment covers the costs of recycling the FPSO unit will depend on a number of factors when the recycling is completed, including among others, the nature and extent of prevailing European Union ship recycling regulations, the condition of the FPSO unit, and the availability of recycling facilities. The receivable is included in net investments in direct financing leases and sales-type leases, net current and non-current on our consolidated balance sheet. In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and to permanently remove the Petrojarl Foinaven FPSO unit from the site. We expect the FPSO unit to be redelivered to us in the third quarter of 2022, at which point we will receive the fixed lump sum payment from the charterer.
Teekay Tankers

Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, and capital raised through financing transactions. The nature and extent of amounts that can be borrowed under its revolving credit facility and working capital loan is described in "Item 1 - Financial Statements: Note 9 - Long-Term Debt" and in "Item 1 - Financial Statements: Note 8 - Short-Term Debt."

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $140.0 million as at September 30, 2021, compared to $372.6 million as at December 31, 2020. Following the completion of the $68.9 million sale-leaseback financing transaction in November 2021 as described in "Item 1 - Financial Statements: Note 20 – Subsequent Events" of this report, our total consolidated pro forma liquidity was $208.9 million as at September 30, 2021. The decrease during the nine months ended September 30, 2021 was primarily a result of a $185.5 million payment for the repurchase of two Suezmax tankers and six Aframax tankers that were previously under sale-leaseback arrangements, $84.1 million of net operating cash outflow, a $47.2 million decrease in the borrowing capacity of Teekay Tankers' revolving credit facility as a result of a scheduled amortization, $21.2 million of repayments and prepayments of non-revolving long-term debt and obligations related to finance leases, and $15.2 million of capital upgrades for vessels and equipment, partially offset by a $72.1 million sale-leaseback transaction completed, $44.7 million received from the sale of three Aframax tankers and a $2.2 million increase in the borrowing capacity of Teekay Tankers' working capital facility, which size will fluctuate from period to period based on changes in outstanding working capital balances.

As at September 30, 2021, Teekay Tankers had a working capital surplus of $37.6 million, compared to a working capital surplus of $48.3 million as at December 31, 2020. The change in working capital balance was primarily due to an increase in Teekay Tankers' short-term debt and current portion of long-term debt balances resulting from draw downs on its working capital and revolving credit facilities during the period, with repayments due in the 12 months following September 30, 2021, a decrease in its assets held for sale balance due to the sale of two Aframax tankers during the first quarter of 2021, as well as net operating cash outflow, partially offset by a decrease in its current portion of finance lease liabilities due to the repurchase of two Suezmax tankers during the second quarter of 2021, for which purchase options were declared in November 2020.

The following table summarizes Teekay Tankers' contractual obligations as at September 30, 2021 that relate to the 12-month period following such date and those in subsequent periods. Due to the capital-intensive industry in which Teekay Tankers operates and its significant reliance on long-term borrowing, the timing of capital expenditure commitments and the timing of the repayment of debt obligations are important in assessing its ability to generate and obtain adequate amounts of cash to meet its requirements. Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents, undrawn short-term and long-term borrowings, including the expected renewal of Teekay Tankers' short-term working capital facility in May 2022 and the liquidity generated from the completion of the sale-leaseback of four vessels repurchased in November 2021 as described in "item 1 - Financial Statements: Note 20 - Subsequent Events" of this report, which Teekay Tankers believes will be sufficient to meet its existing liquidity needs for at least the 12-month period following September 30, 2021. Subsequent to September 30, 2022, Teekay Tankers' term loan is scheduled to mature in August 2023 and its revolving credit facility is scheduled to mature in December 2024. As noted in the table below, the amounts that will come due on maturity related to these two credit facilities will be $33.7 million in 2023 and $148.2 million in 2024. The extent to which Teekay Tankers repays and/or refinances these facilities will depend upon, among other things, the estimated market value of its vessels, its overall financial condition and liquidity position, the condition of credit markets, and the tanker market outlook. In addition, as vessels in Teekay Tankers' fleet continue to age, it may acquire new or second-hand vessels to renew the fleet, which Teekay Tankers expects would require new financing arrangements, including bank borrowings and potentially the issuance of debt and equity securities. As at September 30, 2021, Teekay Tankers did not have any capital commitments related to the acquisition of new or second-hand vessels.

		12 Months Following Sep. 30, 2021	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2022	2023	2024	2025	2025
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facility, term loan and other debt	200.4	34.6	39.0	73.7	53.1	—	—
Repayments on maturity of revolving facility, term loan and other debt	181.9	—	—	33.7	148.2	—	—
Scheduled repayments of obligations related to finance leases (1)	234.5	20.2	5.2	21.1	22.0	22.9	143.1
Chartered-in vessels (operating leases) (2)(3)	86.3	22.8	7.2	18.2	6.8	6.8	24.5
Total	703.1	77.6	51.4	146.7	230.1	29.7	167.6

(1)In November 2021, Teekay Tankers completed a sale-leaseback financing transaction relating to four Aframax tankers. Giving effect to these transactions, the scheduled repayments of obligations related to finance leases are $27.8 million (12 months following September 30, 2021), $7.0 million (remainder of 2022), $28.1 million (2023), $29.0 million (2024), $30.0 million (2025) and $181.5 million (beyond 2025).
(2)Includes two Aframax tankers, one of which is expected to be delivered to Teekay Tankers in mid-November 2021, under a 24-month time charter-in contract, and one of which is expected to be delivered to Teekay Tankers in late-2022 to commence a seven-year time charter-in contract.
(3)Excludes payments required if Teekay Tankers exercises options to extend the terms of in-chartered leases signed as of September 30, 2021. If Teekay Tankers exercise all options to extend the terms of signed in-chartered leases, it would expect total payments of $22.8 million (12 months following September 30, 2021), $7.7 million (remainder of 2022), $30.6 million (2023), $24.2 million (2024), $6.8 million (2025) and $47.9 million (thereafter).

In addition to the volatility in Teekay Tankers' net operating cash flow from its exposure to the spot tanker market, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the number of vessels in service and vessel acquisitions or vessel dispositions, other risks and uncertainties related to Teekay Tankers’ liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 12 – Income Tax Recovery," which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, as at September 30, 2021, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $29.1 million, and Teekay Tankers guarantees 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on Teekay Tankers' business, which it cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require it to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services.

Teekay LNG

Teekay LNG’s primary sources of liquidity are cash and cash equivalents, net operating cash flow provided by its operations, cash distributions Teekay LNG receives from its equity-accounted joint ventures, its undrawn credit facilities, and capital raised through financing transactions. Teekay LNG’s total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $335.0 million as at September 30, 2021. For the period following September 30, 2021 until closing of the sale of the Teekay Gas Business, we expect that Teekay LNG’s existing liquidity, combined with the cash flow we expect Teekay LNG will generate from its operations, will be sufficient to finance Teekay LNG’s liquidity needs for this period.

As at September 30, 2021, Teekay LNG was in compliance with all covenants relating to its credit facilities, term loans and finance leases.
CRITICAL ACCOUNTING ESTIMATES
Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020. The following contains those sections of our critical accounting estimates that have been updated for significant developments up to September 30, 2021:
Vessel Lives and Impairment

The following contains an update from our Annual Report on Form 20-F for the year ended December 31, 2020 for significant developments up to September 30, 2021 to our critical accounting estimates with respect to Vessel Lives and Impairment for vessels in our Teekay Tankers - Conventional Tankers segment where undiscounted cash flows are marginally greater than the carrying values. The table below presents the aggregate market values and carrying values of our vessels in the Teekay Tankers - Conventional Tankers segment that we have determined have a market value that is less than their carrying value and which have estimated future undiscounted cash flows that are only marginally greater than their respective carrying values as of September 30, 2021. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in the nine months ended September 30, 2021 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values and GAAP does not allow an impairment to be recognized under this circumstance. We consider the vessels reflected in the following table to be at a higher risk of future impairment as compared to other vessels in our fleet:

Aframax, Suezmax and Product Tankers (in thousands of U.S. dollars, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Tankers	9	194,600	308,353
(1)Market values are determined using reference to second-hand market comparables. Since vessel values can be volatile, our estimates of market value shown above may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers. We consider as outliers those years that have been impacted by rare events or circumstances that have distorted the historical 10-year trailing average to such a degree that this average is not representative of what a reasonable outlook would be if we do not exclude such years. We have identified such events in the current 10-year historical period as at September 30, 2021, which has resulted in the exclusion of the three years from 2011 to 2013 from our averages. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts reflect expectations of lower utilization and higher fuel consumption for older vessels.

Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs as well as our expectations of future inflation, operating and maintenance requirements, and our vessel maintenance strategy. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate per tonne. The probability of the vessel being sold is based on our current plans and expectations. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, ongoing operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the probability and timing of vessels being sold and vessel residual values, due to their volatility. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Our estimates of future cash flows are more sensitive to changes in certain assumptions, such as future charter rates. For example, for those nine vessels in the table above where the undiscounted cash flows are marginally greater than the carrying values, if at September 30, 2021, the 3-year time-charter rates were reduced by 10%, one vessel would have been impaired, resulting in an impairment of $16.3 million. If at September 30, 2021, the 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was reduced by either 5% or 10%, three or five, respectively, of the nine vessels would have been impaired, resulting in an impairment of $49.6 million or $72.9 million, respectively. For additional information about our impairment policies, please read "Item 5 – Operating and Financial Review and Prospects - Critical Accounting Estimates - Vessel Lives and Impairment" in our Annual Report on Form 20-F for the year ended December 31, 2020.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2021, contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•the expected scope, duration and effects of the COVID-19 global pandemic, including the effects on our industry and business, including our liquidity and the potential effect on typical seasonal variations in tanker rates;
•conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and spot tanker charter rates and volatility, levels of oil production by OPEC+ and others, and competition for providing services;
•the impact of future changes in the demand for and price of oil, and the related effects on the demand for and price of natural gas;
•forecasts of worldwide tanker fleet growth;
•meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay LNG and Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we and Teekay Tankers will have sufficient liquidity for at least the next 12 months;
•our business strategy and other plans and objectives for future operations;
•expected uses of proceeds from vessel or securities transactions, including proceeds from refinancing vessel repurchases;
•compliance with financing agreements, including the potential effects and the expected effect of restrictive covenants in such agreements;

•the expected timing, completion and effects of the proposed Merger of Teekay LNG with Stonepeak and of related transactions, including the planned sale of the Teekay Gas Business;
•Teekay Parent’s use of proceeds from the planned sale of the Teekay Gas Business and its effects on Teekay Parent and its business;
•the amounts and settlements of recycling, decommissioning and/or other asset retirement obligations related to the Petrojarl Banff FPSO, the Petrojarl Foinaven FPSO and related subsea equipment in the North Sea;
•the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business;
•expected costs, capabilities, newbuilding deliveries, acquisitions and conversions, and the commencement of any related charters or other contracts;
•operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;
•our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;
•our expectations regarding tax positions, liabilities and classifications;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•the future valuation or impairment of our assets, including our goodwill;
•our expectations regarding pattern of expense recognition of chartered-in vessels; and
•the potential impact of proposed accounting treatment or new accounting guidance.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or any other document relating to the planned sale of the Teekay Gas Business; the failure to obtain the Teekay LNG common unitholder approval of the Merger or the failure to satisfy other closing conditions in the Merger Agreement or any other transaction document; the potential for regulatory authorities to require divestitures, operational remedies or other concessions in order to obtain their approval of the proposed Merger; risks related to disruption of management’s attention from Teekay Parent’s or Teekay LNG’s ongoing business operations due to the proposed Merger; the effect of the announcement of the proposed Merger on (i) the ability of Teekay LNG or Teekay to retain and hire key personnel and maintain relationships with customers or suppliers or (ii) Teekay LNG’s operating results and business generally; the proposed Merger may involve unexpected costs, liabilities or delays; the outcome of any legal proceeding relating to the proposed Merger; other risks to consummation of the proposed Merger, including the risk that it will not be consummated within the expected time period or at all, which may adversely affect Teekay LNG’s and/or Teekay’s business and the price of their common units or common shares; failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or deliveries or rates of vessel scrapping; OPEC+ production and supply levels; the duration and extent of the COVID-19 global pandemic and any resulting effects on the markets in which we operate; the impact of the COVID-19 global pandemic on our ability to maintain safe and efficient operations; higher than expected costs and/or delays associated with the remediation or the decommissioning/recycling of the Petrojarl Foinaven FPSO; our ability to fund the recycling costs of the Petrojarl Foinaven FPSO under the agreed contractual terms with the customer; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; potential delays or cancellations of anticipated vessel deliveries or purchase; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; political, governmental and economic instability in the regions and markets in which we operate; the application of sanctions to us or any of our counterparties or joint venture parties; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for FPSOs, LNG or LPG carriers; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims; potential inability to obtain charters; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; cost overruns; our exposure to interest rate and currency exchange rate fluctuations; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2021
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I – Item 1 – Financial Statements: Note 11c – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, as well as the additional risk factors below, which could materially affect our business, financial condition or results of operations and the price and value of our securities.

The Merger may not be completed, due to the failure of the parties to satisfy the closing conditions or otherwise, and any such failure could negatively affect Teekay LNG’s and Teekay’s common equity prices, business, financial condition, results of operations, cash flows or prospects.

The closing of the Merger is subject to the satisfaction or waiver of various closing conditions set forth in the Merger Agreement, including, among others, that:

•the holders of a majority of Teekay LNG’s outstanding common units will have approved the Merger;
•no statute, rule, regulation or other law (other than any antitrust, competition, trade regulation or foreign direct investment law) will have been enacted or promulgated by any government entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger, and there will not be in effect any order or injunction of any governmental entity of competent jurisdiction preventing the consummation of the Merger;
•all consents, notices and other clearances under antitrust, competition, trade regulation and any foreign direct investment laws required or reasonably advisable under applicable laws will have been obtained;
•the purchase by the Acquiror from Teekay of all of the limited liability company interests in Teekay GP LLC, the sole general partner of Teekay LNG, will have been consummated concurrently with the closing of the Merger;
•the purchase by Teekay LNG of certain restructured subsidiaries of Teekay (or the Services Companies) that provide, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG and Teekay LNG’s subsidiaries and joint ventures will have been consummated concurrently with the closing of the Merger;
•no Teekay LNG material adverse effect will have occurred;
•all required commercial consents have been obtained by Teekay LNG and its subsidiaries in compliance with the terms of the Merger Agreement; and
•all required debt consents will have been obtained by Teekay LNG and its subsidiaries in compliance with the terms of the Merger Agreement.
No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in the Merger Agreement.

In addition, the concurrent closing of the Merger is a condition to the closing of the other transactions included in the planned sale of the Teekay Gas Business, and the restructuring of the Services Companies is a condition to the closing of the purchase by Acquiror of such Services Companies.

If the Merger is not completed (including in the case the Merger Agreement is terminated), Teekay LNG’s and Teekay’s ongoing business may be adversely affected. Under such a scenario, the directors, officers and the employees of Teekay, Teekay LNG and/or their affiliates will have expended extensive time and effort and will have experienced significant distractions from their work, and Teekay and Teekay LNG will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, Teekay LNG’s continuing business relationships with business partners and the market’s perceptions of Teekay LNG’s and Teekay’s prospects, could be adversely affected, which could have a material adverse impact on the trading price of Teekay LNG’s common units and Teekay’s common stock.

Teekay LNG could also be subject to litigation related to any failure to complete the Merger. If these risks materialize, Teekay LNG’s financial condition, results of operations, cash flows or prospects could be materially adversely affected.

If the Merger Agreement is terminated in certain circumstances, Teekay LNG may be required to pay Acquiror a termination fee, or to reimburse certain expenses incurred by Acquiror and it affiliates in connection with the Merger transaction.

If the Merger Agreement is terminated under specified circumstances, Teekay LNG will be required to pay Acquiror a termination fee of approximately $44.6 million. Upon certain terminations of the Merger Agreement, Teekay LNG will be required (without limiting or otherwise affecting other remedies that may be available to Acquiror, including any Teekay LNG termination fee, if payable) to reimburse Acquiror for all reasonable out-of-pocket expenses incurred by Acquiror or its affiliates in connection with the Merger Agreement and the transactions contemplated thereby, up to an aggregate amount of $10.0 million. Any such reimbursed amount will be credited against any Teekay LNG termination fee that subsequently becomes payable to Acquiror.

If the Merger is not consummated by June 30, 2022, including under certain circumstances that may be beyond Teekay LNG’s control, either Teekay LNG or Acquiror may choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of various closing conditions set forth in the Merger Agreement. The fulfillment of certain of these conditions is beyond Teekay LNG’s control, such as the receipt of requisite common unitholder approval of the Merger and the receipt of required regulatory approvals and third-party consents and approvals. If the Merger has not been completed by June 30, 2022, either Teekay LNG or Acquiror generally may terminate the Merger Agreement, notwithstanding the prior receipt of the approval of the Merger by the common unitholders, except that such right to terminate the Merger Agreement will not be available to any party whose material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement, has been the cause of, or resulted in, the Merger not occurring on or before that date.

In connection with the planned sale of the Teekay Gas Business, Teekay has agreed to restrictions on its ability to engage in certain activities related to liquefied gas.

For the three-year period following closing of the planned sale of the Teekay Gas Business in connection with the Merger, Teekay has agreed not to directly or indirectly engage in, acquire or invest in any business that owns, operates or charters LNG carriers and related time charters, and for the two-year period following closing of such sale, Teekay has agreed not to directly or indirectly engage in, acquire or invest in any business that owns, operates or charters all other liquefied gas carriers and related time charters.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
Not applicable
Item 5 – Other Information
None
Item 6 – Exhibits
The following exhibits are filed as part of this report:

4.1	Agreement and Plan of Merger, dated October 4, 2021, among Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, Limestone Merger Sub, Inc., Teekay LNG Partners L.P. and Teekay GP L.L.C. (1)
4.2	Limited Liability Company Interest Purchase Agreement, dated October 4, 2021, between Teekay Corporation and Stonepeak Infrastructure Fund IV Cayman (AIV III) LP. (1)
4.3	Voting and Support Agreement, dated October 4, 2021, among Teekay Corporation, Teekay Finance Limited and Stonepeak Infrastructure Fund IV Cayman (AIV III) LP. (1)
(1) Previously filed as an exhibit to the Company’s Report on Form 6-K (File No. 1-12874), filed with the SEC on October 12, 2021, and hereby incorporated by reference to such Report.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231003) FILED WITH THE SEC ON APRIL 24, 2019; AND
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-251793) FILED WITH THE SEC ON DECEMBER 29, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 10, 2021	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)